UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        February         , 2004
                 ------------------------
Commission File Number:  001-13196
                         -----------------

                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  X                 Form 40-F
           ---                          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:



          Item
          ----

     1. Press Release, dated February 17, 2004, announcing Registrant's Shareholders Meeting

     2. Press Release, dated February 17, 2004, announcing Registrant's Fourth Quarter 2003 Results

     3. Consolidated Financial Statements of Registrant as of December 31, 2003 and 2002, in the format required to be filed with the Mexican Stock Exchange

                                                                          Item 1
[Desc Logo]

Contacts:
---------

  In Mexico:                                            In New York:
  Arturo D'Acosta Ruiz                                  Maria Barona
  Marisol Vazquez Mellado                               Melanie Carpenter
  Jorge Padilla Ezeta                                   Phone: 212-406-3690
  Tel: 5255-5261-8044                                   bhirani@i-advize.com

  jorge.padilla@desc.com.mx                             desc@i-advize.com
  www.desc.com.mx
  ---------------

  DESC CALLS SHAREHOLDERS TO RELEVANT MEETINGS REGARDING AN INCREASE IN CAPITAL
                           AND CAPITAL RESTRUCTURING

Mexico City, February 17, 2004. DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announces that its Board of Directors has resolved to propose an Increase in Capital and one Capital Restructuring. For these purposes the board will call shareholders to a corresponding meeting, which is tentatively scheduled to be held sometime during the first two weeks of March 2004.

In its meeting today, the Board of Directors, among other matters, examined a refinancing strategy to recover the company's financial strength after successfully concluding the debt restructuring last December.

The purpose of this Meeting will be, among other subjects, to discuss financial strategy and authorize an increase in capital of approximately 2.738 billion pesos (approximately $248 million dollars) by issuing approximately 912,719,584 shares of common stock. The company's shareholders, by exercising their right of preference, will be authorized in Mexico to subscribe to 2 new shares for every 3 common shares in circulation, at a price of $3.00 pesos per share.

In order to assimilate the rights of current holders of Series "C" shares, simplify the company's capital structure and increase the marketability of its stock, a proposal will be made (prior to the capital increase) to restructure the company's capital, by which all Series "C" shares would be converted into Series "B" shares and, thus, the capital stock would be represented by only two series of shares ("A" and "B").

With respect to the proposed Increase in Capital, DESC has entered into a Stock Subscription Cooperation Agreement with Inversora Bursatil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. Subject to certain conditions, this Agreement establishes that, if shareholders do not exercise their entire right of preference to the shares resulting from the increase, DESC will be obligated to offer and Inbursa (on its own or through third parties) will be obligated to subscribe to the equivalent of up to $2 billion pesos in available stock at the same price of $3.00 per share. By virtue that Mr. Fernando Senderos Mestre and his family have declared that they will participate in the subscription, they will continue to maintain control of the company.

The funds resulting from the increase in capital, if approved, will be used to reduce the company's debt. This will be a further measure reflecting the commitment of its shareholders to strengthen the company's financial structure, translating into better financial ratios, reduced leveraging and financing expenses, and in the end the recovery of DESC's traditional financial strength and another step toward recovering profitability.

A further proposal will be made to the company's Meeting of Shareholders to amend the Bylaws to allow the different series of the company's stock to be more liquid.

That amendment, if approved, would include the possibility of voluntary conversion of Series "B" stock into Series "A", and Series "A" into Series "B", to assure that the total of Series "A" stock represents at least 51% of the capital stock as established in the company's Bylaws. It must be noted that for all conversion mentioned in this document, the exchange rate will be one for one. In addition, as a result of the capital restructuring, ADR's will now be based on the Series "B" shares. The details of these conversions will be determined in the corresponding Regular and Special Meeting of Shareholders.

It should be stressed that the preferred subscription rights are offered solely in Mexico. The exercise of these rights may be restricted by applicable law in jurisdictions outside Mexico. The company has made it clear that the subscription rights offered or sold have not been and will not be registered in the US under the Securities Act of 1933, as amended. For this reason, any ADR holders or holders in the US will not be offered an opportunity to participate in the rights offering, unless an exemption from registration exists under US securities laws.

DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) is one of the largest industrial groups in Mexico, with 2003 sales of approximately US$ 2 billion and nearly 14,000 employees, which through its subsidiaries is a leader in the Automobile Parts, Chemical, Food and Property sectors.

This announcement is not an offer for sale of securities or a tender offer in the United States, and securities may not be offered or sold in the United States absent registration under the Securities Act of 1933 or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about Desc and management, as well as financial statements.

--------------------------------------------------------------------------------
This press release contains forward-looking statements (pursuant to the Private Securities Litigation Reform Act of 1995) which reflect the current opinions of DESC's management regarding future events. The words "anticipate," "believe," "expect," "hope," "have the intention of," "might," "plan," "should" and similar expressions generally indicate comments on expectations. These comments are subject to risks, uncertainties and changing circumstances. The final results may be materially different from current expectations due to several factors, which include, but are not limited to, global and local changes in politics, the economy, business, competition, market and regulatory factors, cyclical trends in the automobile parts and chemical sectors; as well as other factors that are highlighted under the title "Risk Factors" on the annual Form 20F report submitted by DESC to the US Securities and Exchange Commission. DESC has no obligation whatsoever to update these comments on expectations. Any comment on expectations is valid only on the date on which it is made.
--------------------------------------------------------------------------------

                                                                          Item 2

                                                                     [Desc logo]

                   DESC ANNOUNCES FOURTH QUARTER 2003 RESULTS
                   ------------------------------------------

Mexico City, February 17, 2004 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its results for the fourth quarter ended December 31, 2003
(4Q03). All figures were prepared according to generally accepted accounting principles in Mexico.

                                   HIGHLIGHTS
                                   ----------

     o    Sales, EBITDA and exports improved in 4Q03 when compared to 4Q02.

     o As part of the restructuring plan to regain financial stability and profitability, Desc did the following:

          o    Successfully concluded the financial restructure

          o An administrative restructure was held at every level of the organization

          o    Applied Bulletin C-15 in advance

          o Today the Board voted to call the Relevant Shareholders Meeting to propose a Capital Increase and Capital Restructuring.

     o During 4Q03 there was a nonrecurring charge in extraordinary expenses and a large foreign exchange loss that caused a net loss of US $152 million and of US $207 million for the full year of 2003.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                       -----------------------------------
                          TABLE 1. CONSOLIDATED FIGURES
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)

-------------------------------------------------------------------------------------------
                                              4Q03                     2003          4Q03
                                               vs.                      vs.           vs.
                              4Q03    4Q02    4Q02   FY2003  FY2002    2002  3Q03    3Q03
-------------------------------------------------------------------------------------------
        Sales (Ps.)(3)        5,175   4,568   13.3%  21,687  20,362    6.5%   5,348   -3.2%
-------------------------------------------------------------------------------------------
        SALES (US$)(1)         460      429    7.2%   1,969   1,978   -0.4%   488     -5.8%
-------------------------------------------------------------------------------------------
       EXPORTS (US$)(2)        214      188    14.3%    859    902    -4.8%   217    -1.1%
-------------------------------------------------------------------------------------------
   Operating Income (Ps.)(3)   30      -173    N/A     856   1,081   -20.8%   148    -79.4%
-------------------------------------------------------------------------------------------
   OPERATING INCOME (US$)(1)    3       -16    N/A     78     106    -26.5%    13    -79.7%
-------------------------------------------------------------------------------------------
      Operating Margin        0.6%     -3.8%           4.0%    5.4%            2.7%
-------------------------------------------------------------------------------------------
        EBITDA (Ps.)(3)        366      202    81.3%   2,224  2,401   -7.4%   499    -26.5%
-------------------------------------------------------------------------------------------
       EBITDA (US$)(1)         33        19    71.6%    202     234  -13.6%    45    -28.2%
-------------------------------------------------------------------------------------------
 Net Majority Income (Ps.)(3) -1,713   -764    N/A   -2,307  -1,085    N/A    -390    N/A
-------------------------------------------------------------------------------------------
 NET MAJORITY INCOME (US$)(1) -152      -72     N/A    -207    -103    N/A    -36     N/A
-------------------------------------------------------------------------------------------

(1)Figures in U.S. dollars for sales, operating income, EBITDA and net income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

(2)All export figures are based on real sales invoiced in U.S. dollars.

(3)All figures in this report are expressed in constant pesos as of December 31, 2003.

(4)"EBITDA" as used in this press release is Operating Income (Loss) plus the sum of Depreciation and Amortization (in Mexican GAAP), and is presented since it provides useful information regarding Desc's ability to service debt. "EBITDA" should not be considered as a substitute for profitability or liquidity in the consolidated income statements or other financials prepared in Mexican GAAP.

NOTE: Please refer to the table Non-GAAP Financial Reconciliation Schedule at the end of this release.

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

SALES
-----

During 4Q03, total sales in dollars increased 7.2% when compared to 4Q02, from US $429 million to US $460 million. This was primarily due to the revenue increases in the Automotive, Food and Real Estate Sectors.

[Graph 1. Net Sales 4Q03]

------------------- ------------
SECTOR              SALES
------------------- ------------
Automotive          39%
------------------- ------------
Chemical Sector     36%
------------------- ------------
Food Sector         21%
------------------- ------------
Real Estate         4%
------------------- ------------


The Automotive Sector experienced a 7.0% recovery in sales over 4Q02 due to increased demand from the Tractor Project. However, sales for the full year of 2003 decreased 16.5% when compared to full year 2002.

In the Food Sector, sales volume in the domestic market increased 7.9% over 4Q02. These results are attributed to the 4-point increase in market share of "Zuko" in the powdered beverage category. The Food Sector registered an annual growth of 1.1% over full-year 2002.

Conversely, 4Q03 sales in the Chemical Sector declined 7.6% when compared to 4Q02. This decrease was caused mainly by the divestiture of the adhesives and waterproofing business, by the decline in sales of the specialty and nitrile rubber businesses, as well as by pressure from greater competition in the market. However, sales for full year 2003 increased 1.5% when compared to the previous year.

Sales for the Real Estate Sector reached US $16 million. This was mainly due to the sales increase in the North C Building of the Arcos Bosques Project and in the Bosques de Santa Fe Project. It should be noted that annual sales in the Real Estate Sector registered an increase of 132.1% when compared to the full year 2002.

EXPORTS
-------

Total exports during 4Q03 reached US $214 million, representing a 14.3% increase when compared to 4Q02. This was mainly due to an 18.8% increase in export sales for the Automotive Sector. Exports represented 46.6% and 43.7% of the total sales mix during 4Q03 and 4Q02, respectively.

OPERATING INCOME AND MARGIN
---------------------------

Consolidated operating income reached US $3 million in 4Q03, representing a significant increase over the US $16 million loss reported in 4Q02. This increase stemmed mainly from the strong performance of the Automotive and Food Sectors, and was only partially offset by the US $8 million loss in the Real Estate Sector that resulted from a lower-margin sales mix.

EXTRAORDINARY EXPENSES
----------------------

As part of the financial restructuring, during 4Q03, Desc accelerated the adoption of Bulletin C-15, which is effective as of January 1, 2004 and establishes the recognition and calculation of deterioration of long term asset, both tangible and intangible, including goodwill amortization. This application resulted in a one-time charge of US$125.9 million net of deferred taxes.


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

Extraordinary expenses reached US$152.9 million in 4Q03, which is US$30.3 million higher when compared to 4Q02.

Additionally during 4Q03, Desc reported US$27 million in other extraordinary expenses for the following:

          o    Indemnities: US$15.11 million

          o    Phenol Business Shutdown: US$3.5 million

          o    Other: US$8.4 million

TAXES
-----

During the quarter, tax provisions reached US$8.2 million which included income and asset taxes and employee profit sharing, and a benefit of US$21.4 million in deferred taxes.

NET MAJORITY INCOME (LOSS)
--------------------------

Net majority loss for 4Q03 was US$152 million primarily due to the early adoption of Bulletin C-15 as part of the restructuring plan mentioned above.

DEBT STRUCTURE
--------------

Desc registered a US$23 million increase in net debt in 4Q03 when compared to 4Q02. This 4.7% increase to US$990 million was due to the adoption of the administrative expenses savings plan and the increase of working capital of the Automotive Sector.

The debt profile improved due to the successful restructure of approximately US$720 million and the prepayment of US$40 million of debt. The details of the transaction are described below.


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------


                             TABLE 2. DEBT BREAKDOWN
                             -----------------------
                      (Figures in millions of U.S. dollars)


-----------------------------------------------------------------------------------------------------------------------------------
                                        SEP 30           DEC 31           MAR 31          JUN 30           SEP 30          DEC 31
                                           02              02               03              03               03              03
-----------------------------------------------------------------------------------------------------------------------------------
Cash                                       163             232              103              82              117             61
-----------------------------------------------------------------------------------------------------------------------------------
Total Debt                                1,083           1,178            1,082           1,069            1,084           1,052
-----------------------------------------------------------------------------------------------------------------------------------
Net Debt                                   920             946              979             987              967             990
-----------------------------------------------------------------------------------------------------------------------------------
Interest Coverage                          3.5x            2.8x            2.6x            2.45x            2.7x            2.9x
-----------------------------------------------------------------------------------------------------------------------------------
Leverage Ratio*                            3.6x            4.8x            4.9x             4.8x            5.5x            4.9x
-----------------------------------------------------------------------------------------------------------------------------------

*TOTAL DEBT - MINIMUM BETWEEN CASH AND US $50 MILLION / EBITDA OF THE LAST 12 MONTHS.

SINCE 4Q03 THE CALCULATION FORMULA CHANGED FOR THE LEVERAGE RATIO SO TO MAKE COMPARABLE THE DATA WAS RECALCULATED FOR THE PAST QUARTERS.


At the end of 4Q03, the debt composition was 70% dollar-denominated, 11% peso-denominated and 19% in UDIS. Desc's debt profile was 97% in long-term debt and 3% in short-term debt. The average cost of debt was 5.19% for dollar-denominated debt and 8.24% for peso-denominated debt.


RELEVANT NEWS
-------------

FINANCIAL RESTRUCTURE
---------------------

As part of the 2003 restructuring plan, Desc reached an agreement with all of its creditors to refinance its syndicated loans and the majority of its short-term debt. Approximately US$720 million of debt was refinanced (US$479 million in dollar-denominated long-term debt, Ps.1,300 million in peso-denominated long-term debt and US$112 million in revolving debt and letters of credit). This sum represents almost 70% of the Company's US $1,052 million consolidated debt, and US $990 million net debt in 4Q03.

The terms of the agreement are a five-year maturity with a 30-month grace period for principal payments beginning January 2004. The new interest rates assigned, beginning 1Q04, to dollar-denominated debt are LIBOR plus 350 basis points, TIIE plus 350 basis points for peso-denominated debt and LIBOR plus 300 basis points for all revolving credit.

Among the negotiated conditions, some of Desc's operating subsidiaries and sub-holdings became guarantors and a package of certain fixed assets, shares and accounts receivables of the Real Estate Sector was applied as collateral.

Also, under the terms of the agreement, Desc and its subsidiaries must adhere to a series of obligations and restrictions including the limitation of any fundamental change, asset sale, capital expenditures, sale of collateral, liens, and payment of dividends, among others.

[Graph 2. Debt Profile 2004-2009]

------------------------- ------------------------ ----------------------------
YEAR                      PRE-RESTRUCTURE (IN US$  POST-RESTRUCTURE   (IN  US$
                          MILLION)                 MILLION)
------------------------- ------------------------ ----------------------------
2004                      396                      37
------------------------- ------------------------ ----------------------------
2005                      183                      18
------------------------- ------------------------ ----------------------------
2006                      209                      399
------------------------- ------------------------ ----------------------------
2007                      258                      381
------------------------- ------------------------ ----------------------------
2008                      17                       201
------------------------- ------------------------ ----------------------------
2009                      16                       15
------------------------- ------------------------ ----------------------------


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

ADMINISTRATIVE RESTRUCTURE
--------------------------

Also as part of the restructuring plan, during 4Q03 Desc initiated an administrative restructure at every level of the organization. The restructure aims to improve the Company's efficiency, competitiveness and flexibility within the current business environment, by reducing operating expenses. The objective is to reach operating expenses of 15.5% of sales approximately.

The extraordinary charges from this restructuring are fully reflected in the 4Q03 results. These charges include the downsizing of 950 employees, of which 141 took early retirement and the cost is registered within the Pension Fund Trust.

                   TABLE 3. COMPARISON OF PERSONNEL INDICATORS
                   -------------------------------------------

SECTOR              TOTAL 2002           TOTAL 2003
---------------------------------------------------
Food                      4824                4386
---------------------------------------------------
Real Estate                121                  42
---------------------------------------------------
Chemical                  3698                2309
---------------------------------------------------
Automotive                7280                6728
---------------------------------------------------
Desc Corporate             401                 389
---------------------------------------------------
Total Desc               16324               13854
---------------------------------------------------


Also, as part of these efforts, Juan Marco Gutierrez Wanless took place as CEO of the Corporate Area (Desc Corporativo), reporting directly to the Chairman of the Board. Mr. Gutierrez was CEO and CFO of Pegaso before joining Desc.


SALE OF ALUMINUM WHEEL BUSINESS
-------------------------------

Recently, Desc announced the sale of its aluminum wheel business to Hayes Lemmerz International, Inc. and the simultaneous purchase of their stake in Hayes Wheels Acero, S.A. de C.V. With this transaction, Desc concluded its association with Hayes Lemmerz International, Inc.

The proceeds from this transaction will mainly be used to decrease debt between the business and Desc and to reinvest in fix assets.

This transaction generated an extraordinary expense of close to US$15 million in 2003 as part of the early adoption of Bulletin C-15. Desc's cash flow is expected to improve immediately as a result of this transaction considering Hayes Wheels Aluminio, S.A. de C.V. operated at a loss.


CLOSING OF THE PHENOL BUSINESS
------------------------------

During 4Q03 Desc decided to close the Phenol Business, effective December 29, 2003. The business was running at a loss and given the global industry conditions, it was believed the division could not compete successfully in the international market. As part of the closing, the Company withdrew its bankruptcy petition "Concurso Mercantil," (similar to "Chapter 11" in the U.S.) which was submitted to the courts in 2002.


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

In addition, the phenol business reached an agreement with Sales Nacionales to end their dispute, thereby ending over nine years of litigation.

Desc reported the financial impact to be nearly US$3.5 million in extraordinary expenses, all of which were recognized in the 4Q03 results.


 "PUT" OPTION FOR BRANDED PRODUCTS DIVISION
 ------------------------------------------

Desc was notified on November 11, 2003 that the minority partner of the Branded Products division exercised a sell option ("PUT"), and on January 30, 2004 Desc made payments of US$12.3 million and US$2 million for the 18.6% of Corfuerte and ASF, respectively. As a result, Desc increased its stake to 96.1% of Corfuerte and 99.9% of ASF.


CAPITAL INCREASE AND SHAREHOLDER RESTRUCTURE
--------------------------------------------

The Board of Directors has authorized an Increase in Capital and a Capital Restructuring. For these purposes the board will convene the Relevant Meeting of Shareholders, scheduled for the first two weeks of March 2004. Please make reference to the press release published earlier today.


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

RESULTS BY SECTOR
-----------------

AUTOMOTIVE SECTOR

The following table provides the figures obtained in the Automotive Sector.

                        TABLE 4. DESC AUTOMOTIVE FIGURES
                        --------------------------------
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)




------------------------------------------------------------------------------------------
                                              4Q03                  2003             4Q03
                                              vs.                    vs.             vs.
                              4Q03   4Q02     4Q02  FY2003  FY2002   2002   3Q03     3Q03
------------------------------------------------------------------------------------------
         Sales (Ps.)        1,993   1,761    13.2%   7,825  8,732  -10.4%  1,941      2.7%
------------------------------------------------------------------------------------------
         SALES (US$)          177     165     7.0%     710    850   -16.5%   177      0.0%
------------------------------------------------------------------------------------------
        EXPORTS (US$)         121     102    18.8%     479    555   -13.8%   121      0.6%
------------------------------------------------------------------------------------------
   Operating Income (Ps.)      62     -97     N/A      227    644   -64.8%     2   2537.8%
------------------------------------------------------------------------------------------
   OPERATING INCOME (US$)       6     -9      N/A       20     64   -68.2%     0      N/A
------------------------------------------------------------------------------------------
      Operating Margin        3.1%   -5.5%             2.9%   7.5%           0.1%
------------------------------------------------------------------------------------------
        EBITDA (Ps.) (1)      249     113   119.9%     977  1,377   -29.0%   191     30.8%
------------------------------------------------------------------------------------------
        EBITDA (US$) (1)       22      11   108.0%      88    135   -34.4%    17     27.7%
------------------------------------------------------------------------------------------
(1)EBITDA, as used in this press release, is Operating Income (Loss) plus the sum of Depreciation and Amortization (in Mexican GAAP), and is presented since it provides useful information regarding Desc's ability to service debt.
"EBITDA" should not be considered as a substitute for profitability or liquidity in the consolidated income statements or other financials prepared in Mexican
GAAP.

NOTE: Please refer to the table Non-GAAP Financial Reconciliation Schedule at the end of this release.

During 4Q03 dollar sales grew by 7.0% when compared to 4Q02 and operating income reached US$6 million. This resulted from higher demands by the Tractor Project for forging, propeller shafts and axles, as well as improved part sales in the gear business to BMW North America for the production of the front traction axel for the X5 platform.

The increase in 4Q03 sales resulted in an operating income of US$6 million, an operating margin of 3.1% and EBITDA of US $22 million.

The Tractor Project, which consists of the manufacturing and sale of parts for axles, semi-axles and output-shafts to Dana, and has been launched gradually since 2002, increased its sales by US$22.4 million from 4Q02 to 4Q03. In 2002, phase I of the project was implemented and included propeller shafts and forging. During 2003, phase II was implemented and included the platform and axle businesses. The total sales of this project during 2003 reached US$65.8 million. As of today, the project is operating as planned.

Export sales reached US$121 million during the quarter; an 18.8% increase over the same period in 2002, which is in-line with the increase in demand from the North American market. Export sales for full year 2003 declined by 13.8% when compared to 2002.

The administrative restructuring and increased productivity largely compensated for the 10.4% decline in annual sales in 2003. Sales per employee for the year decreased slightly to US$104 thousand from US$112 thousand reported in 2002.


                                WWW.DESC.COM.MX

                                                          FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

The above-mentioned factors helped offset the following:

     a) The 6% decline in Mexico's total vehicle production to 363,556 cars and light trucks

     b) Lower sales of transmissions and cv joints due to the decline in demand from foreign markets

     c) Lower sales of pistons and joints due to the decline in demand from the domestic parts market, and

     d) The termination of contracts with General Motors for stamping and with Ford and Volkswagen for steel wheels.

For the full year of 2003 Desc reported a 16.5% decrease in sales and a 68.2% drop in operating income in dollars due to the following factors:

     a) The pressure caused by the OEMs on prices by means of constant discounts

     b) A 13% decline in annual production of cars and light trucks in Mexico to 1,518,628 units, and a 1.35% drop in the United States to 11,825,151 units

     c) Temporary technical and labor shutdowns of some assembly plants of GM, Ford, Renault Nissan, VW and DCX in order to reduce inventory levels

     d) Lower sales in the axle, transmission, piston, wheel and pick-up box businesses due to decreased demand from OEMs in the United States and Mexico, such as DCX, GM, Eaton and Renault Nissan

     e) The impact on operating income of preemptive expenses for installations in the Tractor Project for the propeller shaft, axle and forge businesses, and

     f) The non-recurring charges associated with the write-off of inventory, pension reserves and guarantees, asset value adjustments, and administrative restructuring costs.

The average capacity utilization of the Automotive Sector businesses reached 57% in the fourth quarter of 2003; meanwhile the investments in assets were US$13.8 million.


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

CHEMICAL SECTOR

Table 5 shows the figures obtained in the Chemical Sector.


                        TABLE 5. CHEMICAL SECTOR RESULTS
                        --------------------------------
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)


--------------------------------------------------------------------------------------------
                                             4QO3                    2003            4Q03
                                              vs.     ACUM   ACUM     vs.             vs.
                            4Q03   4Q02      4Q02     2003   2002    2002   3Q03     3Q03
--------------------------------------------------------------------------------------------
         Sales (Ps.)        1,793  1,835     -2.3%    7,810  7,212     8.3% 2,003    -10.5%
--------------------------------------------------------------------------------------------
         SALES (US$)          159    172     -7.6%      709    699     1.5%   183     -13.0%
--------------------------------------------------------------------------------------------
        EXPORTS (US$)          68     64      6.6%      277    248    11.8%    69     -1.8%
--------------------------------------------------------------------------------------------
   Operating Income (Ps.)      53      3   1922.9%      203    341   -40.7%    53      0.6%
--------------------------------------------------------------------------------------------
   OPERATING INCOME (US$)       5      0      N/A        18     33   -44.6%     5     -3.2%
--------------------------------------------------------------------------------------------
      Operating Margin        3.0%   0.1%               2.6%   4.8%           2.7%
--------------------------------------------------------------------------------------------
        EBITDA (1) (Ps.)      130    113     15.1%      549    698   -21.4%   142     -7.9%
--------------------------------------------------------------------------------------------
        EBITDA (1) (US$)       12     11      8.8%       50     68   -26.3%    13     -10.8%
--------------------------------------------------------------------------------------------
(1) EBITDA, as used in this press release, is Operating Income (Loss) plus the sum of Depreciation and Amortization (in Mexican GAAP), and is presented since it provides useful information regarding Desc's ability to service debt.
"EBITDA" should not be considered as a substitute for profitability or liquidity in the consolidated income statements or other financials prepared in Mexican
GAAP.

NOTE: Please refer to the table Non-GAAP Financial Reconciliation Schedule at the end of this release. The 4Q02 numbers include the impact of the adhesive and waterproofing business that were sold during the 3Q03.

Taking into account that the adhesives and waterproofing businesses are no longer part of Desc and considering that its sales were US$16.2 million, comparable annual sales in dollars increased slightly over the previous year. Notably, the carbon black and phosphate businesses posted excellent results, and to a lesser degree so did the acrylic business.

The chemical sector businesses posted improvements, reaching 90% of installed capacity in practically all our products, due to the slight recovery of our markets, mainly in Europe and the United States. Inventory repositioning by some clients and the seasonal increase in demand at year end were the primary reasons for the volume growth.

The businesses that experienced a decrease in sales were:

     o Nitrile Rubber which suffered the effects of a slow recovery in the automobile industry

     o Specialty Rubber which was negatively affected by the strength of the Euro and greater competition in the European market.

Prices during 2003 were negatively affected due to the difficult global economy and the continued presence of integrated competition with very low pricing. This situation resulted in oversupply conditions on a global level.

The rapid price increase of monomers during the first part of the year had a negative impact on the operating margin in most of the businesses. Although these prices stabilized by mid-year, our sales prices continue to lag considerably.

During 4Q03, capex reached US$2.1 million, allocated to meeting future demand in the polystyrene sector.


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

FOOD SECTOR

Table 6 presents the results obtained in the Food Sector.

                          TABLE 6. FOOD SECTOR RESULTS
                          ----------------------------
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)


------------------------------------------------------------------------------------------
                                              4Q03                   2003           4Q03
                                               vs.                    vs.            vs.
                              4Q03     4Q02   4Q02   FY2003  FY2002  2002   3Q03    3Q03
------------------------------------------------------------------------------------------
         Sales (Ps.)          1,059    929    14.1%   3,879  3,582   8.3%    973     8.9%
------------------------------------------------------------------------------------------
         SALES (US$)           94       87    7.9%     352    348    1.1%     89     5.8%
------------------------------------------------------------------------------------------
        EXPORTS (US$)          25       22    15.4%    104    100    3.8%     27    -6.6%
------------------------------------------------------------------------------------------
   Operating Income (Ps.)      56       -3     N/A     132    102    28.7%    40    39.1%
------------------------------------------------------------------------------------------
   OPERATING INCOME (US$)       5       0      N/A     12      10    23.4%    4     35.7%
------------------------------------------------------------------------------------------
      Operating Margin        5.3%    -0.3%           3.4%    2.8%           4.1%
------------------------------------------------------------------------------------------
        EBITDA1 (Ps.)          102     42     140.3%   300    274     9.8%     83    22.9%
------------------------------------------------------------------------------------------
        EBITDA1 (US$)           9      4      127.5%    27     26     3.3%     8     19.7%
------------------------------------------------------------------------------------------
(1) EBITDA, as used in this press release, is Operating Income (Loss) plus the sum of Depreciation and Amortization (in Mexican GAAP), and is presented since it provides useful information regarding Desc's ability to service debt.
"EBITDA" should not be considered as a substitute for profitability or liquidity in the consolidated income statements or other financials prepared in Mexican
GAAP.

NOTE: Please refer to the table Non-GAAP Financial Reconciliation Schedule at the end of this release.


                    TABLE 7. FOOD SECTOR - RELEVANT FIGURES
                    ---------------------------------------


                                4Q03
-------------------------------------------------
Branded Products
-------------------------------------------------
Sales (US$ millions)             55
-------------------------------------------------
Operating Margin                3.5%
-------------------------------------------------
Pork Business
-------------------------------------------------
Sales (US$ millions)             39
-------------------------------------------------
Operating Margin                7.90%
-------------------------------------------------

 The results by division are as follows:


BRANDED PRODUCTS

During 4Q03 sales volume in the domestic market grew 7.9% over 4Q02 and 5.8% over 3Q03. However, with the exception of a 4-point increase in "Zuko", the market share of our main products remained flat in both Mexico and the United States. Sales in the U.S. were affected by a strike at Southern California's three main convenience store chains, but were offset by higher sales in Mexico.


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

In addition, improved plant operations and strict cost controls resulted in an improved operating margin.

Capex increased to US$2.8 million in 2003, which was mainly allocated to improving plants and relocating the coffee production plant.

PORK BUSINESS

Even though during 4Q03, dollar based costs of raw materials used in the production of balanced feed continued to be negatively affected by the devaluation of the peso, a high operating margin of 7.9% was achieved.

4Q03 sales volume declined by 19.8% when compared to 4Q02, and discontinued operations in three Bajio locations deteriorated our margins.

Capacity utilization remained at 100% in the Southeast region due to strong demand.

Capex for the quarter reached US$0.11 million, allocated to farm equipment and infrastructure.

Pork prices in Mexico increased by Ps. 0.49 per kilogram, from Ps. 14.11 to Ps.
14.60. This translated into a sales price increase of Ps. 0.53, from Ps. 15.56 to Ps. 16.09. The price increase was generally accepted due to the low supply of pork in the market and the high end-of-year seasonal demand.

Current pork prices have not been affected by the Mad Cow problem in the U.S., nor has it affected Mexican pork sales prices. The trend toward higher pork prices is due to the low supply of domestic pork and has continued through January and February 2004.


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------


REAL ESTATE SECTOR

Following are the results for the Real Estate Sector:

                       TABLE 8. REAL ESTATE SECTOR FIGURES
                       -----------------------------------
       Figures in millions of constant pesos (Ps.) and U.S. dollars (US$)




------------------------------------------------------------------------------------------
                                             4Q03                    2003           4Q03
                                              vs.                     vs.            vs.
                               4Q03   4Q02   4Q02    FY2003  FY2002  2002   3Q03    3Q03
------------------------------------------------------------------------------------------
         Sales (Ps.)           177     38    362.1%   1,970   799   146.5%   399    -55.6%
------------------------------------------------------------------------------------------
         SALES (US$)            16      4    337.3%    180     78   132.1%    36    -56.2%
------------------------------------------------------------------------------------------
   Operating Income (Ps.)      -91     -31     N/A     422     90   368.9%   101     N/A
------------------------------------------------------------------------------------------
   OPERATING INCOME (US$)       -8      -3     N/A     39      9    348.3%    9      N/A
------------------------------------------------------------------------------------------
      Operating Margin        -51.4%  -80.9%          21.6%   11.2%          24.9%
------------------------------------------------------------------------------------------
        EBITDA (1) (Ps.)       -81    -30      N/A     452    113   298.3%    107     N/A
------------------------------------------------------------------------------------------
        EBITDA (1) (US$)       -7      -3      N/A      42     11   279.8%    10     N/A
------------------------------------------------------------------------------------------
(1) EBITDA, as used in this press release, is Operating Income (Loss) plus the sum of Depreciation and Amortization (in Mexican GAAP), and is presented since it provides useful information regarding Desc's ability to service debt.
"EBITDA" should not be considered as a substitute for profitability or liquidity in the consolidated income statements or other financials prepared in Mexican
GAAP.

NOTE: Please refer to the table Non-GAAP Financial Reconciliation Schedule at the end of this release.

Sales in 4Q03 reached US$16 million, an increase of 300% in real terms when compared to 4Q02. This increase was driven by sales in the North C building projects of the Arcos Bosques and Bosques de Santa Fe developments. Annual sales in the Real Estate Sector increased 132% over 2002.

The sales distribution was 76% in Arcos Bosques, 15% Bosques de Santa Fe and 9% related to the Punta Mita project as well as completed inventory.

During 4Q03, an operating loss of US$8 million was reported compared to a US$3 million loss in 4Q02. This loss was mainly the result of higher costs in the Bosques de Santa Fe project, greater selling expenses and a lower-margin sales mix.

Among the projects under development, Bosques de Santa Fe, an exclusive residential development located west of Mexico City, sold 3 residential lots. This has brought our single-family residential lot sales to 88% and multi-family residential lot sales to 57%. The construction of the Club House is on-schedule and will be completed in mid-2004. Total 4Q03 investment in this project reached US$7.3 million.

In Punta Mita, a tourist development located in Bahia de Banderas, Nayarit, Desc sold 1 beachfront lot and continues the commercialization and urbanization of other beachfront and golf club residential lots. Total 4Q03 investment in this project reached US$2.6 million.

In the North C building of Arcos Bosques, Desc completed the sale of 5,808 m2 in 4Q03. With this sale, 52% of the project has been sold. The construction remains within budget and is expected to be completed during 1Q04. Total 4Q03 investment in this project reached US $1.7 million.


                     CONTACTS:   MARISOL VAZQUEZ-MELLADO MOLLON
                                 JORGE PADILLA EZETA
                                 TEL: (5255) 5261 8044
                                 JORGE.PADILLA@DESC.COM.MX
                                 -------------------------




                         ** Financial tables follow **


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------
                              FINANCIAL INDICATORS
------------------------------------------------------------------------------------------------
                                    4Q03     3Q03      2Q03      1Q03       4Q02       3Q02
------------------------------------------------------------------------------------------------
Interest Coverage                   2.91x     2.7x      3.0x      3.0x      3.3x        3.8x
------------------------------------------------------------------------------------------------
Short-term debt                      3%       29%       27%       23%       28%         20%
------------------------------------------------------------------------------------------------
Long-term debt                       97%      71%       73%       77%       72%         80%
------------------------------------------------------------------------------------------------
Peso-denominated debt                30%      30%       32%       31%       39%         32%
------------------------------------------------------------------------------------------------
Dollar-denominated debt              70%      70%       68%       69%       61%         68%
------------------------------------------------------------------------------------------------


-------------------------------------------------------
                   SHARES OUTSTANDING
-------------------------------------------------------
     "A" Shares        587,479,900         42.9%
-------------------------------------------------------
     "B" Shares        506,257,866         37.0%
-------------------------------------------------------
     "C" Shares        275,341,610         20.1%
-------------------------------------------------------
        TOTAL       1,369,079,376         100.0%
-------------------------------------------------------


To reconcile all non-GAAP items, the following tables which include Depreciation and Amortization figures are provided:

                     NON-GAAP RECONCILIATION SCHEDULE TABLES
                     ---------------------------------------

                       DESC, S.A. DE C.V. AND SUBSIDIARIAS
               (figures in milions of constant pesos and dollars)

-------------------------------------------------------------------------------------------------------------------------
                                                                          4Q03                               4Q03
                                                                           vs.                                vs.
                                               4Q03       4Q02            4Q02             3Q03              3Q03
-------------------------------------------------------------------------------------------------------------------------
Operating Income (Ps.)                          30         -173            N/A              148             -79.4%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Operating Income (US$)                           3         -16             N/A              13              -79.7%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Depreciation and Amortization (Ps.)             336        375           -10.4%             351             -4.3%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Depreciation and Amortization (US$)             30          35           -15.3%             32              -6.9%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
EBITDA (Ps.)                                    366        202            81.3%             499             -26.5%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
EBITDA (US$)                                    33          19            71.6%             45              -28.2%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------


                               AUTOMOTIVE SECTOR
              (figures in millions of constant pesos and dollars)


-------------------------------------------------------------------------------------------------------------------------
                                                                          4Q03                             4Q03
                                                                           vs.                              vs.
                                                4Q03      4Q02            4Q02            3Q03             3Q03
-------------------------------------------------------------------------------------------------------------------------
Operating Income (Ps.)                          62         -97             N/A               2             2537.8%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Operating Income (US$)                           6          -9             N/A               0               N/A
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Depreciation and Amortization (Ps.)             187        210           -11.2%             189             -0.6%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Depreciation and Amortization (US$)             16          20           -16.0%             17               -3.5%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
EBITDA (Ps.)                                    249        113           119.9%             191             30.8%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
EBITDA (US$)                                    22          11           108.0%             17              27.7%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------

                                CHEMICAL SECTOR
              (figures in millions of constant pesos and dollars)


-------------------------------------------------------------------------------------------------------------------------
                                                                         4Q03                               4Q03
                                                                          vs.                                vs.
                                               4Q03       4Q02           4Q02             3Q03              3Q03
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Operating Income (Ps.)                          53          3            1922.9%            53               0.6%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Operating Income (US$)                           5          0              N/A               5              -3.2%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Depreciation and Amortization (Ps.)             77         110            -3.4%             89              -13.1%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Depreciation and Amortization (US$)              7          11            -34.2%             8              -15.3%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
EBITDA (Ps.)                                    130        113            15.1%             142             -7.9%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
EBITDA (US$)                                    12          11            8.8%              13              -10.8%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------


                                  FOOD SECTOR
              (figures in millions of constant pesos and dollars)


-------------------------------------------------------------------------------------------------------------------------
                                                                          4Q03                              4Q03
                                                                           vs.                               vs.
                                               4Q03       4Q02            4Q02             3Q03             3Q03
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Operating Income (Ps.)                          56          -3             N/A              40              39.1%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Operating Income (US$)                           5          0              N/A               4              35.7%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Depreciation and Amortization (Ps.)             46          45             0.7%             43              7.4%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Depreciation and Amortization (US$)              4          4             -4.8%              4               4.4%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
EBITDA (Ps.)                                    102         42           140.3%             83              22.9%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
EBITDA (US$)                                     9          4            127.5%              8              19.7%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

                               REAL ESTATE SECTOR
              (figures in millions of constant pesos and dollars)


-------------------------------------------------------------------------------------------------------------------------
                                                                          4T03                              4T03
                                                                           vs.                               vs.
                                               4T03        4T02           4T02             3T03             3T03
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Operating Income (Ps.)                          -91        -31             N/A              101              N/A
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Operating Income (US$)                          -8          -3             N/A               9               N/A
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Depreciation and Amortization (Ps.)             10          1            831.8%              6              59.4%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
Depreciation and Amortization (US$)              1          0            788.5%              1              55.3%
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
EBITDA (Ps.)                                    -81        -30             N/A              107              N/A
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------
EBITDA (US$)                                    -7          -3             N/A              10               N/A
-------------------------------------------- ---------- ----------- ------------------ -------------- -------------------


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                           Consolidated Balance Sheet
             (in millions of constant pesos as of December 31, 2003)

                                                                                       2003           2002               %
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and Short-term Investments                                                         690           2,502            -72.4%
Accounts and Documents Receivable                                                     6,222           3,826             35.2%
Inventory and Other Assets                                                            3,148           3,352             -6.1%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                 10,061           9,680             -6.9%
------------------------------------------------------------------------------------------------------------------------------------
Land Held for Development and Real Estate Projects                                    3,721           4,290             11.2%
Fixed Assets                                                                         11,865          13,685            -13.3%
Investments in shares of Subsidiaries Non-consolidated                                  293              17           1623.0%
Other Assets                                                                          1,782           2,799            -36.3%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                         27,722          30,471             -9.0%
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Current Liabilities:
Bank Loans                                                                              414           3,642            -88.6%
Suppliers                                                                             2,021           2,088             -3.2%
Taxed to be paid                                                                        838             106            690.8%
Other Liabilities                                                                     1,371           1,840            -25.5%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                             4,645           7,676            -39.5%
------------------------------------------------------------------------------------------------------------------------------------
Long-term Debt                                                                       11,360           9,052             25.5%
Deferred Taxes                                                                        1,077           1,339            -19.6%
Others                                                                                  610             578              5.6%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                    17,692          18,645             -5.1%
------------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Capital Stock                                                                            18              18              0.0%
Paid-in Surplus                                                                       1,170           1,170              0.0%
Retained Earnings and Capital Reserve                                                14,365          20,111            -28.6%
Others                                                                               -9,280         -13,381            -30.6%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL MAJORITY INTEREST                                                               6,273           7,918            -20.8%
------------------------------------------------------------------------------------------------------------------------------------
Minority Interest                                                                     3,757           3,908             -3.9%
TOTAL STOCKHOLDERS' EQUITY                                                           10,030          11,826            -15.2%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           27,722          30,471             -9.0%
------------------------------------------------------------------------------------------------------------------------------------


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                          Consolidated Income Statement
             (in millions of constant pesos as of December 31, 2003)


                                                                        4Q03                4Q02      Var.
Sales                                                                  5,175               4,568     13.3%
Cost of Sales                                                          4,236               3,772     12.3%
--------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                             939                 796     18.0%
--------------------------------------------------------------------------------------------------------------

Operating Expenses:
Administrative and Selling                                               909                 969     -6.2%
--------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                          30                (173)      NA
--------------------------------------------------------------------------------------------------------------

Interest Expense                                                         320                 309     3.5%
Interest Income                                                          (16)                 21      NA
Exchange Gain (Loss), Net                                                196                 134      NA

Gain on Monetary Position                                               (115)               (115)    -0.2%
--------------------------------------------------------------------------------------------------------------
COMPREHENSIVE FINANCIAL RESULT                                           385                 349     10.3%
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
OTHER EXTRAORDINARY INCOME OR EXPENSES                                 1,708                 329    419.1%
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
INCOME BEFORE PROVISIONS                                             (2,063)               (851)      NA
--------------------------------------------------------------------------------------------------------------

Provisions for:


Income and Asset Tax                                                     67                (288)      N/A

Employee Profit Sharing                                                  26                  (2)      N/A

Deferred Income Taxes                                                  (240)                362       N/A

--------------------------------------------------------------------------------------------------------------
TOTAL TAXES                                                            (147)                  72      N/A
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
NET CONSOLIDATED INCOME                                              (1,916)                (923)    107.6%
--------------------------------------------------------------------------------------------------------------

Minority Interest                                                      (203)                (159)     27.6%

--------------------------------------------------------------------------------------------------------------
MAJORITY NET INCOME                                                  (1,714)                (764)    124.2%
--------------------------------------------------------------------------------------------------------------

12-month Earnings Per Share                                           (1.68)               (0.79)       NA

Number of Shares Outstanding:
(Millions of Shares)                                                  1,369                1,369        NA

EBITDA                                                                  366                  202      81.3%
--------------------------------------------------------------------------------------------------------------


                                WWW.DESC.COM.MX

                                                     FOURTH QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                                                    FY
                                                 4Q03         3Q03        2Q03        1Q03         2003
--------------------------------------------------------------------------------------------------------
SALES (US $)
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Consolidated                                       460         488         550         471        1,969
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Automotive Sector                                  177         177         176         179          710
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Chemical Sector                                    159         183         179         187          709
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Food Sector                                         94          89          85          83          352
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Real Estate Sector                                  16          36         107          21          180
--------------------------------------- --------------- ----------- ----------- ----------- ------------
EXPORTS (US $)
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Consolidated                                       214         217         212         216          859
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Automotive Sector                                  121         121         120         117          479
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Chemical Sector                                     68          69          66          73          277
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Food Sector                                         25          27          26          26          104
--------------------------------------- --------------- ----------- ----------- ----------- ------------
OPERATING INCOME (US $)
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Consolidated                                         3          13          42          20           78
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Automotive Sector                                    6           0           4          11           20
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Chemical Sector                                      5           5           5           4           18
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Food Sector                                          5           4           2           1           12
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Real Estate Sector                                  -8           9          33           5           39
--------------------------------------- --------------- ----------- ----------- ----------- ------------
OPERATING MARGIN
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Consolidated                                      0.6%        2.8%        7.7%        4.2%         4.0%
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Automotive Sector                                 3.1%        0.1%        2.3%        6.0%         2.9%
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Chemical Sector                                   3.0%        2.7%        2.9%        2.0%         2.6%
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Food Sector                                       5.3%        4.1%        2.8%        1.0%         3.4%
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Real Estate Sector                              -51.4%       24.9%       30.5%       24.7%        21.6%
--------------------------------------- --------------- ----------- ----------- ----------- ------------
EBITDA (US $)
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Consolidated                                        33          45          74          51          202
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Automotive Sector                                   22          17          21          28           88
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Chemical Sector                                     12          13          13          12           50
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Food Sector                                          9           8           6           5           27
--------------------------------------- --------------- ----------- ----------- ----------- ------------
Real Estate Sector                                  -7          10          33           6           42
--------------------------------------- --------------- ----------- ----------- ----------- ------------

--------------------------------------------------------------------------------
This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc's management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should" and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading "Risk Factors" in Desc's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.
--------------------------------------------------------------------------------

                                WWW.DESC.COM.MX

                                                                          Item 3


General Data of the Issuer:
---------------------------
Corporate Name:                                Desc, S.A. de C.V.
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-98
E-Mail:                                        eloy.vega@desc.com.mx
                                               ---------------------
Internet Address                               www.desc.com.mx

Fiscal Data of the Issuer:
--------------------------
RFC of Company:                                DES9405182F1
Domicile:                                      Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.

Responsibility for Payments:
----------------------------
Name:                                          Lic. Jorge Francisco Padilla Ezeta
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-98
E-Mail:                                        jorge.padilla@desc.com.mx

Data with respect to officers:
------------------------------
Mexican Stock
Exchange equivalent:                           Chairman of the Board of Directors
Title at company:                              Chairman and Chief Executive Officer
Name:                                          Mr. Fernando Senderos Mestre
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-98

Mexican Stock
Exchange equivalent:                           General Manager
Title at company:                              Chief Executive Corporate Area
Name:                                          Ing. Juan Marco Gutierrez Wanless
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-98
E-Mail:                                        juan.gwanless@desc.com.mx

Mexican Stock
Exchange equivalent:                           Chief Financial Officer
Title at company:                              Director of Finance
Name:                                          Lic. Arturo D'Acosta Ruiz
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-98
E-Mail:                                        arturo.dacosta@.desc.com.mx
                                               ---------------------------

Mexican Stock
Exchange equivalent:                           Officer in Charge of Sending Quarterly Financial Information
Title at company:                              Corporate Manager of Financial Information
Name:                                          Lic. Jorge Francisco Padilla Ezeta
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-98
E-Mail:                                        jorge.padilla@desc.com.mx

Mexican Stock
Exchange equivalent:                           Alternate Officer in Charge of Sending Quarterly Financial Information
Title at company:                              Corporate Comptroller
Name:                                          Lic. Eduardo Philibert Garza
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-96
E-Mail:                                        eduardo.philibert@desc.com.mx

Mexican Stock
Exchange equivalent:                           Officer Responsible for Legal Affairs
Title at company:                              General Counsel
Name:                                          Lic. Ramon Estrada Rivera
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-97
E-Mail:                                        ramon.estrada@desc.com.mx

Mexican Stock
Exchange equivalent:                           Secretary of the Board of Directors
Title at company:                              Secretary of the Board of Directors
Name:                                          C.P. Ernesto Vega Velasco
Address:                                       Bosque de Ciruelos No. 130 Room 1203
City:                                          Bosques de las Lomas
Zip Code:                                      11700
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-60
E-Mail:                                        ernesto.vega@desc.com.mx

Mexican Stock
Exchange equivalent:                           Officer in Charge of Providing Information to Investors
Title at company:                              Corporate Manager of Financial Information
Name:                                          Lic.  Jorge Francisco Padilla Ezeta
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-97
E-Mail:                                        jorge.padilla@desc.com.mx


Mexican Stock
Exchange equivalent:                           Officer Authorized to Send Information via Emisnet
Title at company:                              Chief Financial Officer
Name:                                          Lic. Arturo D'Acosta Ruiz
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-98
E-Mail:                                        arturo.dacosta@desc.com.mx

Mexican Stock
Exchange equivalent:                           Officer Authorized to Send Relevant Events via Emisnet
Title at company:                              Secretary of the Board of Directors
Name:                                          C.P. Ernesto Vega Velasco
Address:                                       Bosque de Ciruelos No. 130 Room 1203
City:                                          Bosques de las Lomas
Zip Code:                                      11700
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-60
E-Mail:                                        ernesto.vega@desc.com.mx


                           CONSOLIDATED BALANCE SHEET
                      AT DECEMBER THE 31th OF 2003 AND 2002
                              (Thousands of Pesos)

                                                                            FOURTH QUARTER      FOURTH QUARTER
       REF S        CONCEPTS                                                    OF 2003              OF 2002
                                                                            AMOUNT       %       AMOUNT      %
         1          TOTAL ASSETS                                        27,721,485    100%   30,471,616   100%

         2          CURRENT ASSETS                                      10,060,579     36%    9,679,429    32%
         3          CASH AND SHORT-TERM INVESTMENTS                        690,215      2%    2,501,720     8%
         4          ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)              4,783,644     17%    2,823,480     9%
         5          OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE              1,438,269      5%    1,002,110     3%
         6          INVENTORIES                                          3,073,671     11%    3,193,323    12%
         7          OTHER CURRENT ASSETS                                    74,780      0%      158,796     1%
         8          LONG-TERM                                            4,013,857     14%    4,307,993    16%
         9          ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                      0      0%            0     0%
        10          INVESTMENT IN SHARES OF SUBSIDIARIES AND
                    NON-CONSOLIDATED ASSOCIATED                            292,906      1%       17,196     0%
        11          OTHER INVESTMENTS                                    3,720,951     13%    4,290,797    15%
        12          PROPERTY, PLANT AND EQUIPMENT                       11,865,149     43%   13,685,282    45%
        13          PROPERTY                                             6,753,574     24%    7,328,498    24%
        14          MACHINERY AND INDUSTRIAL EQUIPMENT (NET)            15,711,107     57%   17,111,203    56%
        15          OTHER EQUIPMENT                                      2,682,503     10%    1,238,000     4%
        16          ACCUMULATED DEPRECIATION                            13,919,551     50%   12,909,293    42%
        17          CONSTRUCTION IN PROGRESS                               637,516      2%      916,874     3%
        18          DEFERRED ASSETS (NET)                                  737,151      3%    1,381,649     5%
        19          OTHER ASSETS                                         1,044,749      4%    1,417,263     5%

        20          TOTAL LIABILITIES                                   17,691,784    100%   18,645,390   100%
        21          CURRENT LIABILITIES                                  4,644,564     26%    7,676,051    41%
        22          SUPPLIERS                                            2,021,262     11%    2,087,843    11%
        23          BANK LOANS                                             414,325      2%    3,642,056    20%
        24          STOCK MARKET LOANS                                           0      0%            0     0%
        25          TAXES TO BE PAID                                       838,284      5%      106,418     1%
        26          OTHER CURRENT LIABILITIES                            1,370,693      8%    1,839,734    10%
        27          LONG-TERM LIABILITIES                               11,359,951     64%    9,052,217    49%
        28          BANK LOANS                                           9,078,684     51%    6,769,554    36%
        29          STOCK MARKET LOANS                                   2,281,267     13%    2,282,663    12%
        30          OTHER LOANS                                                  0      0%            0     0%
        31          DEFERRED LOANS                                       1,077,247      6%    1,339,199     7%
        32          OTHER LIABILITIES                                      610,022      3%      577,923     3%

        33          CONSOLIDATED STOCK HOLDERS' EQUITY                  10,029,701    100%   11,826,227   100%
        34          MINORITY INTEREST                                    3,757,225     37%    3,908,093    33%
        35          MAJORITY INTEREST                                    6,272,476     63%    7,918,134    67%
        36          CONTRIBUTED CAPITAL                                 12,887,214    128%   13,540,742   114%
        37          PAID-IN CAPITAL STOCK (NOMINAL)                         17,798      0%       17,798     0%
        38          RESTATEMENT OF PAID-IN CAPITAL STOCK                11,699,026    117%   12,352,554   104%
        39          PREMIUM ON SALES OF SHARES                           1,170,390     12%    1,170,390    10%
        40          CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
        41          CAPITAL INCREASE (DECREASE)                         -6,614,738    -66%   -5,622,608   -48%
        42          RETAINED EARNINGS AND CAPITAL RESERVE               15,763,774    157%   20,288,368   172%
        43          REPURCHASE FUND OF SHARES                              907,079      9%      907,079     8%
        44          EXCESS (SHORTFALL) IN RESTATEMENT OF
                    HOLDER'S EQUIT                                     -20,978,783   -209%  -25,733,443  -218%
        45          NET INCOME FOR THE YEAR                             -2,306,808    -23%   -1,084,612    -9%


                           CONSOLIDATED BALANCE SHEET
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

REF S       CONCEPTS                                                        FOURTH QUARTER OF 2003         FOURTH QUARTER OF 2002
-----       --------                                                        ----------------------         ----------------------
                                                                              AMOUNT         %              AMOUNT             %
                                                                              ------         -              ------             -
  3         CASH AND SHORT-TERM INVESTMENTS                                   690,215       100%           2,501,720          100%
 46         CASH                                                              227,584        33%             436,742           17%
 47         SHORT-TERM INVESTMENTS                                            462,631        67%           2,064,978           83%

 18         DEFERRED ASSETS (NET)                                             737,151       100%           1,381,649          100%
 48         AMORTIZED OR REDEEMED EXPENSES                                          0         0%                   0            0%
 49         GOODWILL                                                          737,151       100%           1,381,649          100%
 50         DEFERRED TAXES                                                          0         0%                   0            0%
 51         OTHERS                                                                  0         0%                   0            0%

 21         CURRENT LIABILITIES                                             4,644,564       100%           7,676,051          100%
 52         FOREIGN CURRENCY LIABILITIES                                    1,711,030        37%           5,103,262           66%
 53         MEXICAN PESOS LIABILITIES                                       2,933,534        63%           2,572,789           34%

 24         STOCK MARKET LOANS                                                      0         0%                   0            0%
 54         COMMERCIAL PAPER                                                        0         0%                   0            0%
 55         CURRENT MATURITIES OF MEDIUM TERM NOTES                                 0         0%                   0            0%
 56         CURRENT MATURITIES OF BONDS                                             0         0%                   0            0%

 26         OTHER CURRENT LIABILITIES                                       1,370,693       100%           1,839,734          100%
 57         OTHER CURRENT LIABILITIES WITH COST                                     0         0%                   0            0%
 58         OTHER CURRENT LIABILITIES WITHOUT COST                          1,370,693       100%           1,839,734          100%

 27         LONG-TERM LIABILITIES                                          11,359,951       100%           9,052,217          100%
 59         FOREIGN CURRENCY LIABILITIES                                    7,837,784        69%           5,391,148           60%
 60         MEXICAN PESOS LIABILITIES                                       3,522,167        31%           3,661,069           40%

 29         STOCK MARKET LOANS                                              2,281,267       100%           2,282,663          100%
 61         BONDS                                                                   0         0%                   0            0%
 62         MEDIUM TERM NOTES                                               2,281,267       100%           2,282,663          100%

 30         OTHER LOANS                                                             0         0%                   0            0%
 63         OTHER LOANS WITH COST                                                   0         0%                   0            0%
 64         OTHER LOANS WITHOUT COST                                                0         0%                   0            0%

 31         DEFERRED LOANS                                                  1,077,247       100%           1,339,199          100%
 65         NEGATIVE GOODWILL                                                       0         0%                   0            0%
 66         DEFERRED TAXES                                                  1,077,247       100%           1,339,199          100%
 67         OTHERS                                                                  0         0%                   0            0%

 32         OTHER LIABILITIES                                                 610,022       100%             577,923          100%
 68         RESERVES                                                                0         0%                   0            0%
 69         OTHERS LIABILITIES                                                610,022       100%             577,923          100%

 44         EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY    -20,978,783       100%         -25,733,443          100%
 70         ACCUMULATED INCOME DUE TO MONETARY POSITION                             0         0%                   0            0%
 71         INCOME FROM NON-MONETARY POSITION ASSETS                      -20,978,783       100%         -25,733,443          100%


                           CONSOLIDATED BALANCE SHEET
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

     REF S      CONCEPTS                                        FOURTH QUARTER OF 2003    FOURTH QUARTER OF 2002
     -----      --------                                        ----------------------    ----------------------
                                                                         AMOUNT                   AMOUNT
                                                                         ------                   ------
      72        WORKING CAPITAL                                        5,416,015                2,003,378
      73        PENSIONS FUND AND SENIORITY PREMIUMS                    450,323                  555,819
      74        EXECUTIVES (*)                                             0                        0
      75        EMPLOYERS (*)                                            4,692                    5,982
      76        WORKERS (*)                                              9,162                    10,342
      77        CIRCULATION SHARES (*)                               1,369,079,376            1,369,079,376
      78        REPURCHASED SHARES (*)                                     0                        0


(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

                          CONSOLIDATED INCOME STATEMENT
           FROM JANUARY THE 1st TO DECEMBER THE 31th OF 2003 AND 2002
                              (Thousands of Pesos)

REF R      CONCEPTS                                                        FOURTH QUARTER OF 2003        FOURTH QUARTER OF 2002
-----      --------                                                        ----------------------        ----------------------
                                                                             AMOUNT          %           AMOUNT              %
                                                                             ------          -           ------              -
  1        NET SALES                                                       21,687,196       100%       20,361,657           100%
  2        COST OF SALES                                                   17,058,768        79%       15,573,131            76%
  3        GROSS INCOME                                                     4,628,428        21%        4,788,526            24%
  4        OPERATING EXPENSES                                               3,772,270        17%        3,707,158            18%
  5        OPERATING INCOME                                                   856,158         4%        1,081,368             5%
  6        TOTAL FINANCING COST                                             1,353,776         6%        1,273,912             6%
  7        INCOME AFTER FINANCING COST                                       -497,618        -2%         -192,544            -1%
  8        OTHER FINANCIAL OPERATIONS                                         346,723         2%          135,315             1%
  9        INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING                   -844,341        -4%         -327,859            -2%
 10        RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                      189,278         1%          251,740             1%
 11        NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING              -1,033,619        -5%         -579,599            -3%
 12        SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED
            ASSOCIATES                                                         11,164         0%           -5,407             0%
 13        CONSOLIDATED NET INCOME OF CONTINUOUS                           -1,022,455        -5%         -585,006            -3%
 14        INCOME OF DISCONTINUOUS OPERATIONS                                 -23,855         0%          629,907             3%
 15        CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS                -998,600        -5%       -1,214,913            -6%
 16        EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                0         0%                0             0%
 17        NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN
            ACCOUNTING PRINCIPLES                                           1,415,828         7%                0             0%
 18        NET CONSOLIDATED INCOME                                         -2,414,428       -11%       -1,214,913            -6%
 19        NET INCOME OF MINORITY INTEREST                                   -107,620         0%         -130,301            -1%
 20        NET INCOME OF MAJORITY INTEREST                                 -2,306,808       -11%       -1,084,612            -5%


                          CONSOLIDATED INCOME STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

 REF R      CONCEPTS                                                    FOURTH QUARTER OF 2003             FOURTH QUARTER OF 2002
 -----      --------                                                    ----------------------             ----------------------
                                                                         AMOUNT             %               AMOUNT              %
                                                                         ------             -               ------              -
   1        NET SALES                                                  21,687,196          100%           20,361,657           100%
   21       DOMESTIC                                                   12,214,955           56%           11,074,376            54%
   22       FOREIGN                                                     9,472,241           44%            9,287,281            46%
   23       TRANSLATED INTO DOLLARS (***)                                 859,110            4%              902,039             4%

   6        TOTAL FINANCING COST                                        1,353,776          100%            1,273,913           100%
   24       INTEREST PAID                                               1,086,686           80%              985,814            77%
   25       EXCHANGE LOSSES                                               561,547           41%              649,749            51%
   26       INTEREST EARNED                                                43,548            3%               68,196             5%
   27       EXCHANGE PROFITS                                                    0            0%                    0             0%
   28       GAIN DUE TO MONETARY POSITION                                -307,265          -23%             -414,109           -33%
   29       LOSS  IN UDI's ACTUALIZATION                                   56,356            4%              120,655            19%
   29        PROFIT IN UDI's ACTUALIZATION                                      0            0%                    0             0%
   8        OTHER FINANCIAL OPERATIONS                                    346,723          100%              135,315           100%
   29       OTHER NET EXPENSES (INCOME) NET                               346,723          100%              135,315           100%
   30       (PROFIT) LOSS ON SALE OF OWN SHARES                                 0            0%                    0             0%
   31       (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                     0            0%                    0             0%

   10       RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                 189,278          100%              251,740           100%
   32       INCOME TAX                                                    286,643          151%              226,105            90%
   33       DEFERRED INCOME TAX                                          -181,693          -96%              -83,154           -33%
   34       WORKERS' PROFIT SHARING                                        84,328           45%              108,789            43%
   35       DEFERRED WORKERS' PROFIT SHARING                                    0            0%                    0             0%


                          CONSOLIDATED INCOME STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

 REF R        CONCEPTS                                   FOURTH QUARTER OF 2003    FOURTH QUARTER OF 2002
 -----        --------                                   ----------------------    ----------------------
                                                                 AMOUNT                    AMOUNT
                                                                 ------                    ------
  36          TOTAL SALES                                      22,743,130                21,013,888
  37          NET INCOME OF THE YEAR                               0                         0
  38          NET SALES (**)                                   21,687,196                20,361,657
  39          OPERATION INCOME (**)                             856,158                  1,081,368
  40          NET INCOME OF MAJORITY INTEREST (**)             -2,306,808                -1,084,613
  41          NET CONSOLIDATED INCOME (**)                     -2,414,428                -1,214,914



(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

                          CONSOLIDATED INCOME STATEMENT
           FROM OCTOBER THE 1st TO DECEMBER THE 31th OF 2003 AND 2002
                              (Thousands of Pesos)

REF R      CONCEPTS                                                        FOURTH QUARTER OF 2003        FOURTH QUARTER OF 2002
-----      --------                                                        ----------------------        ----------------------
                                                                              AMOUNT         %            AMOUNT             %
                                                                              ------         -            ------             -
  1        NET SALES                                                        5,175,373       100%        4,568,129           100%
  2        COST OF SALES                                                    4,236,216        82%        3,771,627            83%
  3        GROSS INCOME                                                       939,157        18%          796,502            17%
  4        OPERATING EXPENSES                                                 908,731        18%          969,608            21%
  5        OPERATING INCOME                                                    30,426         1%         -173,106            -4%
  6        TOTAL FINANCING COST                                               385,255         7%          349,271             8%
  7        INCOME AFTER FINANCING COST                                       -354,829        -7%         -522,377           -11%
  8        OTHER FINANCIAL OPERATIONS                                         285,407         6%         -230,650            -4%
  9        INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING                   -640,236       -12%         -291,727            -6%
 10        RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                     -147,509        -3%           71,862             2%
 11        NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING                -492,727       -10%         -363,589            -8%
 12        SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED
            ASSOCIATES                                                         12,263         0%           -5,226             0%
 13        CONSOLIDATED NET INCOME OF CONTINUOUS                             -480,464        -9%         -368,815            -8%
 14        INCOME OF DISCONTINUOUS OPERATIONS                                  19,127         0%          553,934            12%
 15        CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS                -499,591       -10%         -922,749           -20%
 16        EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                0         0%                0             0%
 17        NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN
            ACCOUNTING PRINCIPLES                                           1,415,827       27%                0             0%
 18        NET CONSOLIDATED INCOME                                         -1,915,418       -37%         -922,749           -20%
 19        NET INCOME OF MINORITY INTEREST                                   -202,531        -4%         -158,710            -3%
 20        NET INCOME OF MAJORITY INTEREST                                 -1,712,887       -33%         -764,039           -17%


                          CONSOLIDATED INCOME STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

REF R      CONCEPTS                                                   FOURTH QUARTER OF 2003               FOURTH QUARTER OF 2002
-----      --------                                                   ----------------------               ----------------------
                                                                       AMOUNT            %                  AMOUNT             %
                                                                       ------            -                  ------             -
  1        NET SALES                                                 5,175,373          100%              4,568,129           100%
  21       DOMESTIC                                                  2,761,392           53%              2,564,897            56%
  22       FOREIGN                                                   2,413,981           47%              2,003,232            44%
  23       TRANSLATED INTO DOLLARS (***)                               214,451            4%                187,663             4%

  6        TOTAL FINANCING COST                                        385,255          100%                349,271           100%
  24       INTEREST PAID                                               319,997           83%                309,134            89%
  25       EXCHANGE LOSSES                                             155,955           40%                 93,494            27%
  26       INTEREST EARNED                                              15,989            4%                -21,284            -6%
  27       EXCHANGE PROFITS                                                  0            0%                      0             0%
  28       GAIN DUE TO MONETARY POSITION                              -115,111          -30%               -115,287           -33%
  29        LOSS IN UDI's ACTUALIZATION                                 40,403           10%                 40,646            12%
           PROFIT  IN UDI's ACTUALIZATION                                    0            0%                      0             0%
  8        OTHER FINANCIAL OPERATIONS                                  285,407          100%               -230,650           100%
  29       OTHER NET EXPENSES (INCOME) NET                             285,407          100%               -230,650           100%
  30       (PROFIT) LOSS ON SALE OF OWN SHARES                               0            0%                      0             0%
  31       (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                   0            0%                      0             0%

  10       RESERVE FOR TAXES AND WORKERS' PROFIT SHARING              -147,509          100%                 71,862           100%
  32       INCOME TAX                                                   67,161          -46%               -287,889          -401%
  33       DEFERRED INCOME TAX                                        -241,007          163%                361,618           503%
  34       WORKERS' PROFIT SHARING                                      26,337          -18%                 -1,867            -3%
  35       DEFERRED WORKERS' PROFIT SHARING                                  0            0%                      0             0%


                        CONSOLIDATED CASH FLOW STATEMENT
            FROM OCTOBER THE 1st TO DECEMBER THE 31th OF 2003 AND 2002
                              (Thousands of Pesos)


REF C     CONCEPTS                                                                 FOURTH QUARTER OF 2003    FOURTH QUARTER OF 2002
-----     --------                                                                 ----------------------    ----------------------
                                                                                           AMOUNT                    AMOUNT
                                                                                           ------                    ------
  1       CONSOLIDATED NET INCOME                                                       -2,414,428                -1,214,913
  2       +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH                     2,671,067                 1,438,209
  3       CASH FLOW FROM NET INCOME OF THE YEAR                                            256,639                   223,295
  4       CASH FLOW FROM CHANGE IN WORKING CAPITAL                                        -712,242                   687,975
  5       CASH GENERATED (USED) IN OPERATING ACTIVITIES                                   -455,603                   911,270
  6       CASH FLOW FROM EXTERNAL FINANCING                                               -919,998                 1,422,063
  7       CASH FLOW FROM INTERNAL FINANCING                                                                         -561,577
  8       CASH FLOW GENERATED (USED) BY FINANCING                                         -919,998                   860,486
  9       CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES                             -435,904                  -762,903
  10      NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS                    -1,811,505                 1,008,853
  11      CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD                     2,501,720                 1,492,867
  12      CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD                             690,215                 2,501,720


                        CONSOLIDATED CASH FLOW STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

REF C        CONCEPTS                                                                 FOURTH QUARTER OF 2003  FOURTH QUARTER OF 2002
-----        --------                                                                 ----------------------  ----------------------
                                                                                               AMOUNT                  AMOUNT
                                                                                               ------                  ------
  2          + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE                                2,671,067               1,438,209
  13         DEPRECIATION AND AMORTIZATION FOR THE YEAR                                      1,368,139               1,319,612
  14         + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS                   0                       0
  15         + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE                                               0                       0
  16         + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION                         0                       0
  17         + (-) OTHER ITEMS                                                               1,302,928                 118,597

  4          CASH FLOW FROM CHANGE IN WORKING CAPITAL                                         -712,242                 687,975
  18         + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE                                -1,960,164                 -53,958
  19         + (-) DECREASE (INCREASE) IN INVENTORIES                                          293,912                  53,607
  20         + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE                             950,973                 564,014
  21         + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT                                    -151,807                -140,610
  22         + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                                    154,844                 264,922

  6          CASH FLOW FROM EXTERNAL FINANCING                                                -919,998               1,422,063
  23         + SHORT-TERM BANK AND STOCK MARKET FINANCING                                   -3,226,068              -1,591,248
  24         + LONG-TERM BANK AND STOCK MARKET FINANCING                                     2,306,070               3,191,185
  25         + DIVIDEND RECEIVED                                                                     0                       0
  26         + OTHER FINANCING                                                                       0                       0
  27         (-) BANK FINANCING AMORTIZATION                                                         0                       0
  28         (-) STOCK MARKET AMORTIZATION                                                           0                       0
  29         (-) OTHER FINANCING AMORTIZATION                                                        0                -177,874

  7          CASH FLOW FROM INTERNAL FINANCING                                                       0                -561,577
  30         + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                                             0                       0
  31         (-) DIVIDENDS PAID                                                                      0                -561,577
  32         + PREMIUM ON SALE OF SHARES                                                             0                       0
  33         + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                             0                       0

  9          CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES                          -435,904                -762,903
  34         + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE                    0                  29,138
  35         (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                                   19,506              -1,148,976
  36         (-) INCREASE IN CONSTRUCTIONS IN PROGRESS                                        -455,410                 -36,782
  37         + SALE OF OTHER PERMANENT INVESTMENTS                                                   0                 327,243
  38         + SALE OF TANGIBLE FIXED ASSETS                                                         0                       0
  39         + (-) OTHER ITEMS                                                                       0                  66,474


                                     RATIOS
                                  CONSOLIDATED

REF P      CONCEPTS                                                             FOURTH QUARTER OF 2003        FOURTH QUARTER OF 2002
-----      --------                                                             ----------------------        ----------------------
           YIELD
           -----
  1        NET INCOME TO NET SALES                                                   -11.13       %                -5.97       %
  2        NET INCOME TO STOCK HOLDERS' EQUITY (**)                                  -36.78       %               -13.70       %
  3        NET INCOME TO TOTAL ASSETS (**)                                            -8.71       %                -3.99       %
  4        CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                                     0       %                 2.29       %
  5        INCOME DUE TO MONETARY POSITION TO NET INCOME                             -12.73       %               -34.09       %

           ACTIVITY
  6        NET SALES TO NET ASSETS (**)                                                0.78      TIME               0.67      TIME
  7        NET SALES TO FIXED ASSETS (**)                                              1.83      TIME               1.49      TIME
  8        INVENTORIES ROTATION (**)                                                   5.55      TIME               4.88      TIME
  9        ACCOUNTS RECEIVABLE IN DAYS OF SALES                                          69      DAYS                 44      DAYS
 10        PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                           9.23       %                 7.77       %

           LEVERAGE
 11        TOTAL LIABILITIES TO TOTAL ASSETS                                          63.82       %                61.19       %
 12        TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY                                  1.76      TIME               1.58      TIME
 13        FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                          53.97       %                56.28       %
 14        LONG-TERM LIABILITIES TO FIXED ASSETS                                      95.74       %                66.15       %
 15        OPERATING INCOME TO INTEREST PAID                                           0.79      TIME                1.1      TIME
 16        NET SALES TO TOTAL LIABILITIES (**)                                         1.23      TIME               1.09      TIME

           LIQUIDITY
 17        CURRENT ASSETS TO CURRENT LIABILITIES                                       2.17      TIME               1.26      TIME
 18        CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                         1.5      TIME               0.84      TIME
 19        CURRENTS ASSETS TO TOTAL LIABILITIES                                        0.57      TIME               0.52      TIME
 20        AVAILABLE ASSETS TO CURRENT LIABILITIES                                    14.86       %                32.59       %

           CASH FLOW
 21        CASH FLOW FROM NET INCOME TO NET SALES                                      1.18       %                 1.10       %
 22        CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES                     -3.28       %                 3.38       %
 23        CASH GENERATED (USED) IN OPERATING TO INTEREST PAID                        -0.42      TIME               0.92      TIME
 24        EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING                     100       %               165.26       %
 25        INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING                    0.00       %               -65.26       %
 26        ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED)
            IN INVESTMENT ACTIVITIES                                                  -4.47       %               150.61       %


(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

                                 DATA PER SHARE

REF D      CONCEPTS                                                             FOURTH QUARTER OF 2003      FOURTH QUARTER OF 2002
-----      --------                                                             ----------------------      ----------------------
                                                                                  AMOUNT                       AMOUNT
                                                                                  ------                       ------
  1        BASIC PROFIT PER ORDINARY SHARE (**)                                   -1.68                        -0.76
  2        BASIC PROFIT PER PREFERENT SHARE (**)                                    0                            0
  3        DILUTED PROFIT PER ORDINARY SHARE (**)                                   0                            0
  4        CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)                       -0.75                        -0.76
  5        EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING
            PROFIT PER SHARE (**)                                                 $0.02                        $0.00
  6        EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING
            PROFIT PER SHARE (**)                                                   0                            0
  7        EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING
            PROFIT PER SHARE (**)                                                 -1.03                          0
  8        CARRYING VALUE PER SHARE                                                4.58                        5.78
  9        CASH DIVIDEND ACCUMULATED PER SHARE                                      0                          0.29
  10       DIVIDEND IN SHARES PER SHARE                                             0           SHARES           0          SHARES
  11       MARKET PRICE TO CARRYING VALUE                                         1.17          TIMES          0.73          TIMES
  12       MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)                   -3.18         TIMES          -5.38         TIMES
  13       MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)                    0                            0



(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
     MONTHS

                                AUDITORS' NOTES


SIGNIFICANT ACCOUNTING POLICIES

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE BALANCES INCLUDED IN THE FINANCIAL STATEMENTS AND TO MAKE THE DISCLOSURES REQUIRED FOR INCLUSION THEREIN. ALTHOUGH ACTUAL RESULTS MAY DIFFER FROM THOSE ESTIMATES, MANAGEMENT BELIEVES THAT THE ESTIMATES AND ASSUMPTIONS USED WERE APPROPRIATE UNDER THE CIRCUMSTANCES.

THE SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE AS FOLLOWS:

NEW ACCOUNTING POLICIES - IN JANUARY 2003, THE NEW BULLETIN C-9 "LIABILITIES, PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND COMMITMENTS" WENT INTO EFFECT, WHICH ESTABLISHES ADDITIONAL GUIDELINES CLARIFYING THE ACCOUNTING FOR LIABILITIES, PROVISIONS AND CONTINGENT ASSETS AND LIABILITIES, AND ESTABLISHES NEW STANDARDS FOR THE USE OF PRESENT VALUE TECHNIQUES TO MEASURE LIABILITIES AND ACCOUNTING FOR THE EARLY SETTLEMENT OF OBLIGATIONS.

IN JANUARY 2003, THE NEW BULLETIN C-8 "INTANGIBLE ASSETS" WENT INTO EFFECT. THIS BULLETIN ESTABLISHES THAT PROJECT DEVELOPMENT COSTS SHOULD BE CAPITALIZED IF THEY FULFILL THE CRITERIA ESTABLISHED FOR RECOGNITION OF ASSETS. ANY PREOPERATING COSTS INCURRED AFTER THE EFFECTIVE DATE OF THIS BULLETIN SHOULD BE RECORDED AS AN EXPENSE, UNLESS THEY MEET CERTAIN CRITERIA. THE UNAMORTIZED BALANCE OF CAPITALIZED PREOPERATING COSTS UNDER THE FORMER BULLETIN C-8 WILL CONTINUE TO BE AMORTIZED.

IN MARCH 2003, BULLETIN C-15 "IMPAIRMENT OF LONG-LIVED ASSETS AND THEIR RELATED DISPOSAL" WAS ISSUED, WHOSE APPLICATION IS MANDATORY FOR FINANCIAL STATEMENTS OF PERIODS BEGINNING JANUARY 1, 2004, ALTHOUGH EARLY APPLICATION IS ENCOURAGED AND WAS ADOPTED BY THE COMPANY SINCE 2003. AMONG OTHER THINGS, THE NEW RULES PROVIDE FOR THE CALCULATION AND RECOGNITION OF LOSSES FROM IMPAIRMENT OF SUCH ASSETS AND THEIR REVERSAL, AND PRESENT EXAMPLES OF INDICATIONS OF POSSIBLE IMPAIRMENT IN THE VALUE OF LONG-LIVED INTANGIBLE OR TANGIBLE ASSETS IN USE, INCLUDING GOODWILL. COMPANIES MUST TEST FOR IMPAIRMENT UNLESS THERE IS CONCLUSIVE EVIDENCE THAT THE INDICATORS OF IMPAIRMENT ARE TEMPORARY.

IN DECEMBER 2002, THE NEW BULLETIN E-1 "AGRICULTURE" WENT INTO EFFECT. THE OBSERVANCE OF WHICH IS ALSO COMPULSORY FOR FISCAL YEARS BEGINNING ON OR AFTER JANUARY 1, 2003. BULLETIN E-1 ESTABLISHES THE RULES FOR VALUING, PRESENTING AND DISCLOSING BIOLOGICAL ASSETS AND AGRICULTURAL PRODUCTS, WHICH INCLUDES THE ADMINISTRATION CARRIED OUT BY A RELATED PARTY WITH THE RESPECT TO BIOLOGICAL TRANSFORMATION OF LIVE ANIMALS OR PLANTS (BIOLOGICAL ASSETS) THAT ARE DESTINED TO BE SOLD AS AN AGRICULTURAL PRODUCT OR AS A COMPREHENSIVE PART OF A BIOLOGICAL ASSET. BULLETIN E-1 REQUIRES BIOLOGICAL ASSETS AND AGRICULTURAL PRODUCTS TO BE VALUED AT THEIR FAIR MARKET VALUE, LESS THE ESTIMATED COSTS AT THE POINT OF SALE. BULLETIN E-1 ALSO STATES THAT WHEN THE FAIR MARKET VALUE CANNOT BE DETERMINED IN A RELIABLE AND OBJECTIVE MANNER, THE AFOREMENTIONED ASSETS SHOULD BE VALUED AT PRODUCTION COST, LESS ACCUMULATED DEPRECIATION.

IN 2001, THE NEW BULLETIN C-2 "FINANCIAL INSTRUMENTS", WENT INTO EFFECT. THIS BULLETIN ESTABLISHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS, AND REQUIRES RECOGNITION OF ALL EFFECTS OF THE FINANCIAL INSTRUMENTS CONTRACTED ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, UNDER NET COMPREHENSIVE FINANCIAL RESULT. THE FINANCIAL INSTRUMENTS THAT HAVE BEEN DESIGNATED AND EFFECTIVELY FUNCTION AS HEDGING OF ASSETS AND LIABILITIES OR FUTURE TRANSACTIONS WILL AFFECT THE ASSETS, LIABILITIES OR THE RESPECTIVE TRANSACTIONS WHEN THEY ARE REALIZED, SETTLED OR TAKE PLACE, RESPECTIVELY.

AS OF 2001, INTERNATIONAL ACCOUNTING STANDARD 40, "INVESTMENT PROPERTIES," ENTERED INTO EFFECT ON A SUPPLEMENTAL BASIS, ESTABLISHING VALUATION CRITERIA FOR PROPERTIES WHOSE PURPOSE IS TO GENERATE PROFITS OR INCREASE VALUE OR BOTH. PURSUANT TO CIRCULAR 55 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, THE VALUATION MODEL APPLICABLE TO MEXICO IS THE COST MODEL, WHICH ESTABLISHES THAT SUCH PROPERTIES MUST BE VALUED AT ACQUISITION AND/OR CONSTRUCTION COST AND ARE RESTATED BY APPLYING THE NPCI, LESS THE RESPECTIVE ACCUMULATED DEPRECIATION.

BEGINNING JANUARY 2000, THE COMPANY ADOPTED THE PROVISIONS OF NEW BULLETIN D-4, "ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING". THE EFFECT OF THE ADOPTION WAS TO RECOGNIZE, AN INITIAL LONG-TERM LIABILITY FOR DEFERRED INCOME TAXES AFFECTING STOCKHOLDERS' EQUITY UNDER "CUMULATIVE EFFECT OF INITIAL RECOGNITION OF DEFERRED INCOME TAXES"

AS A RESULT OF THE IMPLEMENTATION OF THE ADOPTION OF BULLETIN D-4 MENTIONED ABOVE, THE COMPANY CHANGED ITS METHOD FOR RECORDING THE EFFECT FROM TAX CONSOLIDATION. UNTIL 1999, IT WAS RECORDED IN THE YEAR IN WHICH THE RESPECTIVE ANNUAL CONSOLIDATED TAX RETURN WAS FILED. BEGINNING IN 2000, THIS BENEFIT IS RECORDED IN RESULTS OF THE YEAR IN WHICH THE BENEFIT IS GENERATED.

BASIS OF CONSOLIDATION - THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THOSE OF DESC AND THE SUBSIDIARIES IN WHICH THERE IS STOCKHOLDING AND ADMINISTRATIVE CONTROL. ALL SIGNIFICANT INTERCOMPANY TRANSACTIONS AND BALANCES HAVE BEEN ELIMINATED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS.

THE EQUITY IN NET INCOME (LOSS) AND CHANGES IN STOCKHOLDERS' EQUITY OF THOSE SUBSIDIARIES THAT WERE ACQUIRED OR SOLD, HAS BEEN INCLUDED IN THE FINANCIAL STATEMENTS AS OF OR UP TO THE DATE ON WHICH THE TRANSACTIONS TOOK PLACE AND WAS RESTATED IN TERMS OF THE PURCHASING POWER AS OF THE END OF THE LATEST PERIOD.

INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES AND UNCONSOLIDATED SUBSIDIARIES ARE RECORDED USING THE EQUITY METHOD.

TRANSLATION OF FINANCIAL STATEMENTS OF SUBSIDIARIES - THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT AN INTEGRAL PART OF THE MEXICAN COMPANIES ("FOREIGN ENTITIES"), ARE RESTATED FOR THE INFLATION RATE OF THE RESPECTIVE FOREIGN COUNTRY AND ARE TRANSLATED INTO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT AT THE END OF THE YEAR. THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE AN INTEGRAL PART OF THE MEXICAN COMPANIES ("INTEGRATED FOREIGN OPERATIONS"), ARE TRANSLATED USING YEAR-END EXCHANGE RATES FOR MONETARY ITEMS AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, AND THE TRANSLATED FINANCIAL STATEMENTS ARE THEN RESTATED USING THE NATIONAL CONSUMER PRICE INDEX (NCPI) OF MEXICO. THE EFFECTS OF TRANSLATING FOREIGN ENTITIES ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY IN THE "CUMULATIVE EFFECT OF RESTATEMENT" ACCOUNT. THE EFFECTS OF TRANSLATING INTEGRATED FOREIGN OPERATIONS ARE INCLUDED IN THE "INTEGRAL FINANCING RESULT" OF THE YEAR IN THE "MONETARY POSITION GAIN" ACCOUNT. SUCH EFFECTS ARE NOT SIGNIFICANT.

RECOGNITION OF THE EFFECTS OF INFLATION - THE COMPANIES RESTATE ALL OF THEIR FINANCIAL STATEMENTS IN TERMS OF THE PURCHASING POWER OF THE MEXICAN PESO AS OF THE END OF THE LATEST PERIOD, THEREBY COMPREHENSIVELY RECOGNIZING THE EFFECTS OF INFLATION. THE PRIOR YEAR AMOUNTS PRESENTED HEREIN DIFFER FROM THOSE ORIGINALLY REPORTED IN TERMS OF MEXICAN PESOS OF THE RESPECTIVE YEAR. CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, BECAUSE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER.

CASH EQUIVALENTS - INVESTMENTS IN MARKETABLE SECURITIES CONSIST MAINLY OF ACCEPTANCES, BANK PROMISSORY NOTES, AND PAPER ISSUED BY THE MEXICAN AND UNITED STATES OF AMERICA GOVERNMENTS, AT MARKET (COST PLUS ACCRUED INTEREST).

INVENTORIES AND COST OF SALES - INVENTORIES ARE ORIGINALLY RECORDED AT THEIR ACQUISITION OR MANUFACTURING COST AND RESTATED TO THEIR SPECIFIC NET REPLACEMENT COST WITHOUT EXCEEDING NET REALIZABLE VALUE. SUBSTANTIALLY ALL SUBSIDIARIES COMPUTE COST OF SALES USING THE REPLACEMENT COST AT THE TIME OF SALE.

LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS - UNDEVELOPED LAND REPRESENTS LAND RESERVES THAT, TOGETHER WITH DEVELOPED LAND AND ONGOING AND COMPLETED PROJECTS, ARE CONSIDERED NON-CURRENT INVENTORIES, SINCE THEY ARE HELD FOR SALE. THEY INCLUDE ACQUISITION, DEVELOPMENT AND CONSTRUCTION COSTS AND ARE RESTATED IN U.S. DOLLARS BASED ON THE SLIPPAGE OF THE MARKET EXCHANGE RATE FOR THE PURPOSE OF SHOWING VALUES IN ACCORDANCE WITH THE CURRENT SITUATION OF THE REAL ESTATE MARKET.

THE COMPANY CAPITALIZES THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE REAL ESTATE PROJECTS IN PROGRESS, IN ADDITION TO THEIR CONSTRUCTION AND DEVELOPMENT COSTS.

INVESTMENT IN SHARES - INVESTMENT IN SHARES HAS BEEN RECORDED USING THE EQUITY METHOD, BASED ON THE FINANCIAL STATEMENTS PREPARED ON THE SAME BASIS AS THOSE OF THE COMPANY, AND IS PRESENTED UNDER OTHER ASSETS IN THE BALANCE SHEET.

PROPERTY, PLANT AND EQUIPMENT - THESE ITEMS ARE RECORDED AT ACQUISITION COST AND IS RESTATED BY USING NCPI FACTORS. FOR FOREIGN FIXED ASSETS, THEIR ACQUISITION COST IS RESTATED FOR INFLATION OF THE COUNTRY OF ORIGIN AND THE FLUCTUATION OF THE MEXICAN PESO AGAINST SUCH CURRENCY IS CONSIDERED.

DEPRECIATION IS CALCULATED BY THE STRAIGHT-LINE METHOD BASED ON THE REMAINING USEFUL LIVES OF THE ASSETS.

THE COMPANIES CAPITALIZE THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE CONSTRUCTION IN PROGRESS AND THE INSTALLATION OF EQUIPMENT, UNTIL THEY ARE PLACED IN SERVICE.

IMPAIRMENT OF FIXED ASSETS - THE AMOUNTS SHOWN IN THE ACCOMPANYING CONSOLIDATED STATEMENTS OF INCOME BASICALLY REFER TO THE REDUCTION IN VALUE OF PROPERTY AND EQUIPMENT OF SOME PRODUCTION FACILITIES, IN ORDER TO REFLECT THEIR REALIZABLE VALUE IN ACCORDANCE WITH THE CURRENT SITUATION OF SUCH BUSINESSES.

GOODWILL - THE GOODWILL RESULTING FROM ACQUISITIONS MADE IN EXCESS OF BOOK VALUE IS AMORTIZED OVER PERIODS RANGING FROM FIVE TO 20 YEARS, THE TERMS OVER WHICH THE BENEFITS FROM THE INVESTMENT WILL BE REALIZED.

FINANCIAL INSTRUMENTS - FINANCIAL ASSETS AND LIABILITIES RESULTING FROM ANY TYPE OF FINANCIAL INSTRUMENT, EXCEPT FOR INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY, ARE PRESENTED IN THE BALANCE SHEET AT FAIR VALUE. THE EFFECTS OF THE VALUATION OF A FINANCIAL ASSET OR LIABILITY ARE RECOGNIZED IN RESULTS OF OPERATIONS OF THE RESPECTIVE PERIOD. INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY ARE VALUED AT ACQUISITION COST. THE COSTS AND YIELDS OF FINANCIAL INSTRUMENTS ARE RECOGNIZED IN RESULTS OF THE PERIOD IN WHICH THEY OCCUR.

DERIVATE FINANCIAL INSTRUMENTS - THE INTERNAL CONTROL SYSTEM ESTABLISHED BY THE COMPANY INCLUDES POLICIES AND PROCEDURES TO MANAGE ITS EXPOSURE TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES USING DERIVATIVE FINANCIAL INSTRUMENTS. THESE INSTRUMENTS ARE TRADED ONLY WITH AUTHORIZED INSTITUTIONS AND READING LIMITS HAVE BEEN ESTABLISHED FOR EACH INSTITUTION. THE COMPANY DOES NOT CARRY OUT TRANSACTIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS FOR THE PURPOSE OF SPECULATION.

THE DERIVATIVE FINANCIAL INSTRUMENTS CURRENTLY USED BY THE COMPANY ARE PRIMARILY HEDGE CONTRACTS TO REDUCE ITS EXPOSURE TO EXCHANGE RATE FLUCTUATIONS. PREMIUMS PAID ARE AMORTIZED OVER THE TERM OF THE DERIVATIVE FINANCIAL INSTRUMENT USING THE UNPAID BALANCE OF THE LIABILITY BEING HEDGED.

DERIVATIVE FINANCIAL INSTRUMENTS IDENTIFIED AS HEDGES ARE VALUED BY APPLYING THE SAME VALUATION CRITERIA USED FOR THE ASSETS OR LIABILITIES HEDGED, AND THE EFFECTS OF THEIR VALUATION ARE RECOGNIZED IN RESULTS OF OPERATIONS, NET OF COSTS, EXPENSES, OR REVENUE FROM THE ASSETS OR LIABILITIES WHOSE RISKS ARE BEING HEDGED. THE FINANCIAL ASSETS OR LIABILITIES GENERATED BY THESE INSTRUMENTS ARE PRESENTED IN THE BALANCE SHEET AS A REDUCTION OF THE LIABILITIES OR ASSETS WHOSE RISKS ARE BEING HEDGED.

INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING - INCOME TAX (ISR) AND EMPLOYEE STATUTORY PROFIT-SHARING (PTU) ARE RECORDED IN RESULTS OF THE YEAR IN WHICH THEY ARE INCURRED. DEFERRED INCOME TAX ASSETS AND LIABILITIES ARE RECOGNIZED FOR TEMPORARY DIFFERENCES RESULTING FROM COMPARING THE BOOK AND TAX VALUES OF ASSETS AND LIABILITIES, PLUS ANY FUTURE BENEFITS FROM TAX LOSS CARRYFORWARDS DEFERRED INCOME TAX ASSETS ARE REDUCES BY ANY BENEFITS THAT, IN THE OPINION OF MANAGEMENT, WILL PROBABLY NOT BE REALIZED. DEFERRED PTU IS DERIVED FROM TEMPORARY DIFFERENCES BETWEEN THE BOOK RESULT AND INCOME FOR PTU PURPOSES AND IS RECOGNIZED ONLY WHEN IT CAN BE REASONABLY ASSUMED THAT THEY WILL GENERATE A LIABILITY OR BENEFIT, AND THERE IS NO INDICATION THAT THIS SITUATION WILL CHANGE IN SUCH A WAY THAT THE LIABILITIES WILL NOT BE PAID OR BENEFITS WILL NOT BE REALIZED.

THE ASSET TAX PAID THAT IS EXPECTED TO BE RECOVERABLE IS RECORDED AS AN ADVANCE PAYMENT OF INCOME TAX AND IS PRESENTED ON THE BALANCE SHEET WITH DEFERRED ISR.

EMPLOYEE RETIREMENT OBLIGATIONS - THE LIABILITY FROM SENIORITY PREMIUMS, PENSIONS AND RETIREMENT PAYMENTS, WHICH IS SIMILAR TO A PENSION, IS RECORDED AS ACCRUED, AND IS CALCULATED BY INDEPENDENT ACTUARIES BASED ON THE PROJECTED CREDIT UNIT METHOD, AT REAL INTEREST RATES. THEREFORE, THE LIABILITY IS BEING RECOGNIZED WHICH, AT PRESENT VALUE, IS EXPECTED TO COVER THE OBLIGATION FOR THESE BENEFITS AT THE ESTIMATED RETIREMENT DATE OF ALL THE COMPANIES' EMPLOYEES. SEVERANCE PAYMENTS ARE CHARGED TO RESULTS WHEN THEY ARE DETERMINED TO BE PAYABLE.

RESTATED STOCKHOLDERS' EQUITY - THIS ITEM CONSISTS OF MONETARY POSITION RESULT ACCUMULATED THROUGH THE FIRST RESTATEMENT OF THE FINANCIAL STATEMENTS AND THE GAIN (LOSS) FROM HOLDING MONETARY ASSETS, BECAUSE PRICE LEVELS INCREASED ABOVE (BELOW) INFLATION.

REVENUE RECOGNITION - REVENUES OF THE SUBSIDIARIES OF THE AUTOPARTS, CHEMICAL AND FOOD SECTORS ARE RECOGNIZED WHEN THE INVENTORIES ARE DELIVERED OR SHIPPED TO CUSTOMERS AND CUSTOMERS ASSUME RESPONSIBILITY FOR THEM.

THE REAL ESTATE SECTOR RECOGNIZES THE REVENUES AND COSTS FROM SALES OF URBANIZED PLOTS OF LAND IN RESULTS WHEN THE SALES ARE FORMALIZED AND THE DEPOSITS SECURING THE TRANSACTION ARE RECEIVED. THE INDIVIDUAL ASSIGNMENT OF THE COST OF THE LAND AND REAL ESTATE PROJECT TAKES INTO CONSIDERATION THE RELATIVE SELLING PRICE OF THE TOTAL PROJECT SO AS TO MAINTAIN THE SAME PROFIT MARGIN THROUGHOUT THE PROJECT.

REVENUES AND COSTS FROM REAL ESTATE PROJECTS ARE RECORDED ORIGINALLY AS A DEFERRED CREDIT FOR CONSTRUCTION COMMITMENTS AND AS REAL ESTATE PROJECTS IN PROCESS, AND ARE RECOGNIZED IN RESULTS BASED ON THE "PERCENTAGE OF COMPLETION" METHOD. THEREFORE, REVENUE IS MATCHED WITH COSTS INCURRED TO REACH THE STAGE OF COMPLETION TO TERMINATE THE PROJECT. IF THE LAST ESTIMATED COSTS DETERMINED EXCEED THE TOTAL REVENUES CONTRACTED, THE RESPECTIVE PROVISION IS CHARGED TO RESULTS OF THE YEAR.

INTEGRAL FINANCIAL RESULT - THIS REPRESENTS THE NET EFFECT OF INTEREST EARNED AND INCURRED, EXCHANGE GAINS AND LOSSES AND MONETARY POSITION GAIN OR LOSS ON, WHICH IS THE RESULT OF MAINTAINING MONETARY ASSETS AND LIABILITIES WHOSE REAL PURCHASING POWER IS MODIFIED BY THE EFFECTS OF INFLATION.

FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EFFECTIVE EXCHANGE RATE AT THE DATE THE TRANSACTIONS ARE CARRIED OUT AND FOREIGN CURRENCY ASSETS AND LIABILITIES ARE ADJUSTED TO THE EXCHANGE RATE EFFECTIVE AT YEAR-END.

INCOME PER SHARE - BASIC INCOME (LOSS) PER ORDINARY SHARE IS CALCULATED BY DIVIDING CONSOLIDATED NET INCOME (LOSS) OF MAJORITY STOCKHOLDERS BY THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR.

COMPREHENSIVE INCOME (LOSS) - COMPREHENSIVE INCOME (LOSS) IS COMPRISED OF THE NET CONSOLIDATED INCOME FOR THE PERIOD PLUS (LESS) ANY GAINS OR LOSSES THAT UNDER SPECIFIC ACCOUNTING REGULATIONS ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY, SUCH AS THE GAIN OR LOSS FROM HOLDING NONMONETARY ASSETS.

                                 SHARE OWNERSHIP

                   COMPANY NAME                 MAIN ACTIVITIES         NUMBER OF SHARES     OWNERSHIP           TOTAL AMOUNT
                                                                                                              (THOUSANDS OF PESOS)
                   SUBSIDIARIES                                                                           ACQUISITION      PRESENT
                                                                                                              COST          VALUE

BOSQUES DE LAS LOMAS, S.A. DE C.V.             REAL ESTATE SECTOR          43,189,000         100.00          70,882        70,882
OPERADORA NAYARIT, S.A. DE C.V.                REAL ESTATE SECTOR                  49          78.00           5,249         5,249
PROMOCIONES BOSQUES, S.A. DE C.V.              REAL ESTATE SECTOR         100,402,106         100.00         432,248       432,248
CORPORATIVO DINE, S.A. DE C.V                  REAL ESTATE SECTOR       2,344,119,922         100.00         (10,663)      (10,663)
HOLDING DICOMEX, S.A. DE C.V                   REAL ESTATE SECTOR          70,870,000          50.00          89,389        89,389
TURISTICA AKKO, S.A. DE C.V.                   REAL ESTATE SECTOR               9,998         100.00          (1,765)       (1,765)
BOSQUES DE SANTA FE,  S.A. DE C.V.             REAL ESTATE SECTOR               1,361          98.00         (50,682)      (50,682)
CANA DE SANTA FE, S.A DE C.V.                  REAL ESTATE SECTOR         202,939,999          73.00         889,975       889,975
INMOBILIARIA DINE, S.A. DE C.V.                REAL ESTATE SECTOR          36,710,199         100.00          87,639        87,639
CANTILES DE MITA                               REAL ESTATE SECTOR         115,003,237          95.90       2,081,157     2,081,157
CLUB DE GOLF PUNTA MITA, S.A. DE C.V.          REAL ESTATE SECTOR          12,410,869          87.69         129,304       129,304
DESC AUTOMOTRIZ, S.A. DE C.V.                  AUTOPARTS SECTOR           700,968,215         100.00       3,177,132     3,177,132
CORFUERTE, S.A. DE C.V.                        FOOD SECTOR                872,193,685          77.59         464,608       464,608
AGROKEN, S.A. DE C.V.                          FOOD SECTOR                703,480,668         100.00         543,613       543,613
AUTHENTIC SPECIALITY FOODS                     FOOD SECTOR                    291,101          81.34         356,800       356,800
AGROBIOS CORPORATIVO                           FOOD SECTOR                    550,000         100.00          33,964        33,964
CID CENTRO DE INVESTIGACION Y DESARROLLO       CHEMICAL SECTOR            190,386,960         100.00          31,409        31,409
DIRECCION IRSA, S.A. DE C.V.                   CHEMICAL SECTOR              4,201,800         100.00         (61,827)      (61,827)
FENOQUIMIA, S.A. DE C.V.                       CHEMICAL SECTOR              4,998,994         100.00        (263,382)     (263,382)
FORESTACIONES OPERATIVAS DE MEXICO, S.A.       CHEMICAL SECTOR                 31,658         100.00          13,156        13,156
GIRSA CORPORATIVO, S.A. DE C.V.                CHEMICAL SECTOR             41,509,998         100.00          16,320        16,320
GIRSA INMOBILIARIA, S.A. DE C.V.               CHEMICAL SECTOR            615,124,721         100.00         757,666       757,666
H2ORIZONTES, S.A. DE C.V.                      CHEMICAL SECTOR                 49,949         100.00          (8,266)       (8,266)
INMOBILIARIA THIERS, S.A. DE C.V.              CHEMICAL SECTOR                904,995         100.00           9,696         9,696
QUIMIR, S.A. DE C.V.                           CHEMICAL SECTOR              1,930,987         100.00          97,016        97,016
RESIRENE, S.A. DE C.V.                         CHEMICAL SECTOR            236,059,002         100.00         179,594       179,594
TECNO INDUSTRIA RF, S.A. DE C.V.               CHEMICAL SECTOR             10,673,496         100.00           8,756         8,756
REXCEL, S.A. DE C.V.                           CHEMICAL SECTOR              1,000,997         100.00         106,352       106,352
DYNASOL ELASTOMEROS, S.A. (ESPANA)             CHEMICAL SECTOR                      1          50.00         428,150       428,150
DYNASOL GESTION, S.A.                          CHEMICAL SECTOR                      1          50.00           2,748         2,748
DYNASOL, L.L.C.                                CHEMICAL SECTOR                      1          50.00          11,427        11,427
INDUSTRIAS NEGROMEX, S.A. DE C.V.              CHEMICAL SECTOR            585,833,830          99.99         714,430       714,430
PLASTIGLAS DE MEXICO, S.A. DE C.V.             CHEMICAL SECTOR            200,778,201          95.00          86,030        86,030
PARATEC ELASTOMERS, L.L.C.                     CHEMICAL SECTOR                      1         100.00          38,455        38,455
BIOQUIMEX                                      CHEMICAL SECTOR            419,841,899         100.00          15,804        15,804
AEROPYCSA, S.A. DE C.V.                        SERVICE COMPANY            458,329,279         100.00         120,360       120,360
CORPORATIVO ARCOS, S.A. DE C.V.                SERVICE COMPANY            260,524,996         100.00          57,669        57,669
DESC CORPORATIVO, S.A. DE C.V.                 SERVICE COMPANY            266,253,830         100.00        (162,473)     (162,473)
BIG SOFT, S.A. DE C.V.                         SERVICE COMPANY              8,612,508         100.00           7,544         7,544
PACIFIC INTERNATIONAL AIRWAYS, S.A. DE C.V.    SERVICE COMPANY                244,498         100.00           1,200         1,200
SERVICIOS CORPORATIVOS ARCOS, S.A.DE C.V.      SERVICE COMPANY                    449         100.00             543           543
OTHER SUBSIDIARIES (4)      (NO. OF SUBS.:)                                         1           0.00          25,047        25,047

Associates

1. Others                                                                                                  0,532,274    10,532,274
SERVICE                                                                                           0        292,906       292,906


Other Permanent Investments                                                                                              3,720,951

Total                                                                                                                   14,546,131


                                  LOANBREAKDOWN
                              (THOUSANDS OF PESOS)


-----------------------------------------------------------------------------------------------------------------------------------
          CREDIT TYPE / INSTITUTION             AMORTIZATION DATE     RATE OF INTEREST                 DENOMINATED IN PESOS
                                                                                         ------------------------------------------

----------------------------------------------                                           ------------------------------------------
                    BANKS                                                                   UNTIL 1 YEAR           MORE THAN 1 YEAR
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          LT
-----------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
-----------------------------------------------------------------------------------------------------------------------------------
DEUTSCHE BANK                                          15-Oct-07            8.75000

IFC                                                   15-Feb-04                3.31
IFC                                                   15-Feb-06                3.31
IFC                                                   15-Sep-09                4.93
IFC                                                   15-Sep-09               10.35
DEG                                                   28-Dec-06                4.13
CITIBANK NA (SIND)                                    23-Jun-06                4.15
CITIBANK NA (SIND)                                    23-Dec-08                4.65
BBVA BANCOMER (SIND)                                  23-Dec-08                9.51                                    1,222,553
VARIOUS SUPPLIERS                                     31-Dec-10                8.40
BANCO SANTANDER MEXICANO                              31-Jan-07               10.02             1,216                      2,737
BANCO SANTANDER MEXICANO                              31-Jan-07               10.02             2,037                      4,598
BANCO SANTANDER MEXICANO                              31-Jan-07                7.80             1,040                      2,151
BANAMEX-CITIBANK                                      16-May-08                8.06             1,551                      8,860
COMERICA BANK                                         20-Mar-04                2.18
COMERICA BANK                                         27-Jan-04                2.63
COMERICA BANK                                         21-Dec-08                3.22
COMERICA BANK                                          6-Feb-04                3.22
COMERICA BANK                                         28-Feb-04                7.75
COMERICA BANK                                         16-Jan-04                3.22
COMERICA BANK                                          6-Feb-04                3.22
                                                                                                    0
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                                                     5,844                  1,240,899
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
    LISTED IN THE MEXICAN STOCK EXCHANGE        AMORTIZATION DATE     RATE OF INTEREST                 DENOMINATED IN PESOS
                                                                                         ------------------------------------------

                                                                                         ------------------------------------------
                                                                                            UNTIL 1 YEAR           MORE THAN 1 YEAR
-----------------------------------------------------------------------------------------------------------------------------------

UNSECURED DEBT

UDIBONOS                                            10/21/2006               9.00                                       1,086,049
UDIBONOS                                             7/13/2007               8.20                                       1,195,219
                       -------------------------------------------------------------------------------------------------------------
                                                                                                   0                    2,281,268
------------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS                                                                                    901,884
------------------------------------------------------------------------------------------------------------------------------------
OTHERS                                                             0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                                                              901,884
------------------------------------------------------------------------------------------------------------------------------------
OTHERS                                                                                      1,187,522
---------------------------------------------
OTHER CURRENT LIABILITIES AND OTHER CREDITS                                                 2,095,250                   3,522,167
------------------------------------------------------------------------------------------------------------------------------------


                             ** TABLE CONTINUED **


------------------------------------------------------------------------------------------------------------------------------------
            AMORTIZATION OF LOANS IN FOREIGN CURRENCY WITH NATIONAL ENTITIES (THOUSANDS OF $)
------------------------------------------------------------------------------------------------------------------------------------
            TIME INTERVAL
------------------------------------------------------------------------------------------------------------------------------------
                                        CURRENT YEAR    UNTIL 1 YEAR   UNTIL 2 YEARS    UNTIL 3 YEARS   UNTIL 4 YEARS  UNTIL 5 YEARS
------------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY                                ST                             LP
------------------------------------------------------------------------------------------------------------------------------------

DEUTSCHE BANK

IFC
IFC
IFC
IFC
DEG
CITIBANK NA (SIND)
CITIBANK NA (SIND)
BBVA BANCOMER (SIND)
VARIOUS SUPPLIERS
BANCO SANTANDER MEXICANO
BANCO SANTANDER MEXICANO
BANCO SANTANDER MEXICANO
BANAMEX-CITIBANK
COMERICA BANK
COMERICA BANK
COMERICA BANK
COMERICA BANK
COMERICA BANK
COMERICA BANK
COMERICA BANK
                                                 0                                                                          0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                      0           0               0                0             0               0
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                     AMORTIZATION OF LOANS IN FOREIGN CURRENCY WITH NATIONAL ENTITIES (THOUSANDS OF $)
------------------------------------------------------------------------------------------------------------------------------------
            TIME INTERVAL
------------------------------------------------------------------------------------------------------------------------------------
            CURRENT YEAR            UNTIL 1 YEAR          UNTIL 2 YEARS        UNTIL 3 YEARS        UNTIL 4 YEARS     UNTIL 5 YEARS
------------------------------------------------------------------------------------------------------------------------------------

UNSECURED DEBT

UDIBONOS
UDIBONOS
------------------------------------------------------------------------------------------------------------------------------------
                                         0                      0                    0                    0                    0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
------------------------------------------------------------------------------------------------------------------------------------
OTHERS
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS
------------------------------------------------------------------------------------------------------------------------------------
OTHERS
------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS                        0                      0                    0                    0                    0
------------------------------------------------------------------------------------------------------------------------------------


                             ** TABLE CONTINUED **


------------------------------------------------------------------------------------------------------------------------------------
        AMORTIZATION OF LOANS IN FOREIGN CURRENCY WITH FOREING ENTITIES (THOUSANDS OF $)
------------------------------------------------------------------------------------------------------------------------------------
                                                    TIME INTERVAL
-----------------------------------------------------------------------------------------------------------------------------------
                                     CURRENT YEAR        UNTIL 1        UNTIL 2       UNTIL 3        UNTIL 4          UNTIL 5
                                                          YEAR          YEARS         YEARS           YEARS            YEARS
-----------------------------------------------------------------------------------------------------------------------------------
                                           ST                                   LP
-----------------------------------------------------------------------------------------------------------------------------------

WITH WARRANTY
------------------------------------------------------------------------------------------------------------------------------------

DEUTSCHE BANK                                                                                        818,157                0

IFC                                                         33,598
IFC                                                         16,000       16,000       8,001
IFC                                                         71,999       71,999      71,999           71,999          143,998
IFC                                                         96,145       95,998      95,998           95,998          191,996
DEG                                                          4,645        2,344       2,344
CITIBANK NA (SIND)                                                                                 1,119,980
CITIBANK NA (SIND)                                                                                 1,664,104        3,328,207
BBVA BANCOMER (SIND)
VARIOUS SUPPLIERS                                           12,909        6,481       7,142            7,870           17,169
BANCO SANTANDER MEXICANO
BANCO SANTANDER MEXICANO
BANCO SANTANDER MEXICANO
BANAMEX-CITIBANK
COMERICA BANK                                                5,600
COMERICA BANK                                               55,999
COMERICA BANK                                               89,598
COMERICA BANK                                                9,568
COMERICA BANK                                                   74
COMERICA BANK                                                8,688
COMERICA BANK                                                3,658
                                                    0            0            0           0          0           0          0
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                         0      408,481      192,822     185,484  3,778,108              3,681,370
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
        AMORTIZATION OF LOANS IN FOREIGN CURRENCY WITH FOREING ENTITIES (THOUSANDS OF $)
-----------------------------------------------------------------------------------------------------------------------------------
                                                    TIME INTERVAL
-----------------------------------------------------------------------------------------------------------------------------------
                      CURRENT YEAR         UNTIL 1 YEAR           UNTIL 2 YEARS      UNTIL 3 YEARS     UNTIL 4 YEARS   UNTIL 5 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT

UDIBONOS
UDIBONOS
------------------------------------------------------------------------------------------------------------------------------------
                             0                   0                       0                0                 0                 0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS                                1,119,378
------------------------------------------------------------------------------------------------------------------------------------
OTHERS
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                          1,119,378
------------------------------------------------------------------------------------------------------------------------------------
OTHERS                                     183,171
------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS                        1,711,030                 192,822          185,484         3,778,108         3,681,370
------------------------------------------------------------------------------------------------------------------------------------


                              ** TABLE COMPLETE **

                      MONETARY POSITION IN FOREIGN EXCHANGE
                              (Thousands of Pesos)

                                                  DOLLARS (1)                 OTHER CURRENCIES             TOTAL
TRADE BALANCE                            THOUSANDS OF      THOUSANDS OF   THOUSANDS OF   THOUSANDS OF   THOUSANDS OF
                                           DOLLARS            PESOS         DOLLARS        PESOS           PESOS
TOTAL ASSETS                               336,577          3,769,595          0            0            3,769,595
LIABILITIES POSITION                       877,215          9,824,633          0            0            9,824,633
SHORT TERM LIABILITIES POSITION            152,773          1,711,027          0            0            1,711,027
LONG TERM LIABILITIES POSITION             724,442          8,113,606          0            0            8,113,606

NET BALANCE                               -540,638         -6,055,038          0            0           -6,055,038



             INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
                              (Thousands of Pesos)

                                                                                (ASSET)
                                                                               LIABLITIES                             MONTHLY
MONTH                                MONETARY ASSETS          MONETARY          MONETARY              MONTHLY         (PROFIT)
                                                             LIABILITIES        POSITION             INFLATION        AND LOSS
JANUARY                                  7,547,767           17,932,309        -10,384,542              0.4           41,538.00
FEBRUARY                                 7,353,633           18,695,312        -11,341,679             0.28           31,757.00
MARCH                                    6,550,172           17,713,494        -11,163,322             0.63           70,329.00
APRIL                                    7,050,003           17,712,066        -10,662,063             0.17           18,126.00
MAY                                      6,566,551           17,214,802        -10,648,251            -0.32          (34,074.00)
JUNE                                     6,347,401           16,913,474        -10,566,073             0.08            8,453.00
JULY                                     7,512,235           17,415,797         -9,903,562             0.14           13,865.00
AUGUST                                   7,477,354           17,510,539        -10,033,185              0.3           30,100.00
SEPTEMBER                                7,709,716           17,918,166        -10,208,450              0.6           61,251.00
OCTOBER                                  8,635,406           18,032,877         -9,397,471             0.37              34,771
NOVEMBER                                 8,922,929           18,515,326         -9,592,397             0.83              79,617
DECEMBER                                 8,726,858           18,539,290         -9,812,432             0.43              42,193
ACTUALIZATION                                    0                    0                  0                0                   0
CAPITALIZATION                                   0                    0                  0                0             -90,661
FOREIGN CORP.                                    0                    0                  0                0                   0
OTHER                                            0                    0                  0                0                   0

TOTAL                                                                                                                   307,265


STOCK EXCHANGE CODE: DESC          QUARTER 4                        YEAR 2003

                BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

                                     ANNEX 8

                FINANCIAL LIMITATIONS BASED ON ISSUANCES OR INSTRUMENTS

          -1 Interest Coverage Ratio

Shall mean, flor any period, the ratio of (i) Consolidated EBITDA for such period to (ii) Consolidated Interest Expense for souch perido. The borrower will not permit the ratio to be less than 2.25 ti 1.00 (for each period of four consecutive fiscal quarters)

          -2 Consolidated Net Indebtedness to Consolidated Ebitda Ratio

Shall mean, at any time amound of cash and Cash equival EBITDA for the then most recently concluded period of four consecutive fiscal quarters or the Borrower. The borrower will not permit the ratio to be higher tha 5.35 to 1.00

          -3 Consolidated Net  Indebtedness to Total Capitalization Ratio

Shall mean, at any time, the ratio of (i) Consolidated Net Indebtedness at such time to (ii) Total Capitalization at such time. The borower will not permit the ratio to be higher than .55 to 1.00

                                        CURRENT STATUS OF FINANCIAL LIMITATIONS

(1) Interest Coverage.                                     2.91

(2) Capitalization.                                        0.53

(3) Leverage Ratio.                                        4.95

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODE: DESC         QUARTER 4                           YEAR 2003

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                              ANNEX 9 CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------------
        PLANT                                                                                         PLANT
          OR                                               ECONOMIC                                  CAPACITY        UTILIZATION
        CENTER                                             ACTIVITY                                    (1)                %
------------------------------------------------------------------------------------------------------------------------------------
EJES TRACTIVOS, S.A. DE C.V.                              REAR AXLES                                    320              60%
PISTONES MORESA, S.A. DE C.V.                             PISTONS (PIECES)                           11,800              25%
MORESTANA, S.A. DE C.V.                                   TAPPETS (PIECES)                           16,788              81%
PISTONES MORESA, S.A. DE C.V.                             PISTON PINS (PIECES)                       23,500              35%
ENGRANES CONICOS, S.A. DE C.V.                            GEARS (SETS)                                  879              78%
PRODUCTOS ESTAMPADOS DE MEXICO, S.A. DE C.V.              PICK-UP BOXES (PIECES)                        330              25%
VELCON, S.A. DE C.V.                                      CONSTANT VELOCITY JOINTS (PIECES)           2,939              76%
TRANSMISIONES TSP, S.A DE C.V.                            TRANSMISSIONS (TRANS.)                         69              25%
TREMEC, S.A.  DE C.V.                                     TRANSMISSIONS (TRANS.)                        400              70%
CARDANES, S.A. DE C.V.                                    PROPELLER SHAFTS (PIECES)                     760              43%
HAYES WHEELS CHIHUAHUA, S.A. DE C.V.                      ALUMINUM WHEELS (PIECES)                      650              50%
HAYES WHEELS ACERO, S.A. DE C.V.                          STEEL WHEELS (PIECES)                       6,100              37%
AUTOMETALES, S.A. DE .CV.                                 IRON FOUNDRY (TONS.)                           20              75%
TF VICTOR, S.A. DE C.V.                                   GASKETS, SEALS, MOTOR PARTS (PIECES)       20,000              52%
FORJAS SPICER, S.A. DE C.V.                               PRECISION FORGES (TONS.)                       54              55%
COATZACOALCOS, VER.                                       POLYSTYRENE (TONS)                         75,000              90%
XICOHTZINGO,TLAX.                                         POLYSTYRENE (TONS)                         65,000              61%
ALTAMIRA, TAMPS. (Dynasol)                                SYNTHETIC RUBBER (TONS)                    85,500              90%
ALTAMIRA, TAMPS. (INSA)                                   SYNTHETIC RUBBER (TONS)                    96,000              84%
ALTAMIRA, TAMPS. (PARATEC)                                SYNTHETIC RUBBER (TONS)                    24,000              75%
COATZACOALCOS, VER.                                       PHOSPHATE (TONS)                          100,000             100%
TULTITLAN, EDO. MEX.                                      PHOSPHATE (TONS)                           85,000              69%
LECHERIA, EDO. MEX.                                       PHOSPHATE (TONS)                           40,000              20%
ALTAMIRA, TAMPS.                                          CARBON BLACK (TONS)                       120,000              93%
COSOLEACAQUE, VER.                                        METHYL METHACRYLATE (TONS)                 24,000              97%
OCOYOACAC, EDO. MEX.                                      ACRYLC SHEET (TONS)                         7,855             100%
SAN LUIS POTOSI. S.L.P.                                   ACRYLC SHEET (TONS)                         4,806              92%
LERMA, EDO. MEX.                                          MELAMINE LAMINATES (K M2)                   4,700              77%
ZITACUARO, MICH.                                          PARTICLE BOARD (K M3)                         164              89%
LECHERIA, EDO. MEX.                                       ORTHOPHOSPHATE (TONS)                     120,000              32%
-----------------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODE: DESC         QUARTER 4                           YEAR 2003

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                   ANNEX 9

-----------------------------------------------------------------------------------------------------------------------------------
        PLANT                                                                                         PLANT
          OR                                               ECONOMIC                                  CAPACITY        UTILIZATION
        CENTER                                             ACTIVITY                                    (1)                %
------------------------------------------------------------------------------------------------------------------------------------
MERIDA                                                   MILL (ton/month)                              25,000            75%
IRAPUATO                                                 MILL (ton/month)                              12,000            15%
PENINSULA                                                HOG (thousands)                                   35           100%
MERIDA                                                   SLAUGHTER HOUSE                                  222            90%
CANCUN                                                   SLAUGHTER HOUSE                                   27            40%
PENJAMO                                                  SLAUGHTER HOUSE                                  111            70%

MOCHIS (SANTA ROSA)                                      FRESH TOMATO PROCESSING
                                                          (TONS/DAY IN 100 DAYS)                        3,000             8%
                                                         TOMATO PRODUCTS IN TETRABRIK
                                                           CONTAINER (MILLION OF CASES)                     6            85%
                                                         TOMATO PASTE (TONS IN 100 DAYS)               44,500             0%
                                                         DEHYDRATED PRODUCTS
                                                           (TONS/YEAR IN 100 DAYS OF SEASON)              384             0%
MOCHIS (LA CORONA)                                       CANNED VEGETABLES  (TONS)                     72,567            41%
                                                         CANNED VEGETABLES  (MILLIONS OF CASES)             7            41%

MAZATLAN                                                 TUNA (thousands boxes)                         2,500            62%
OAXACA                                                   COFFEE (TONS/MONTH)                              212            57%
ROSEMED, CALIFORNIA                                      SALSA & CANNED  VEGETABLES (thousands lb)    166,226            37%

------------------------------------------------------------------------------------------------------------------------------------

                       MEXICAN STOCK EXCHANGE SIFIC / ICS


STOCK EXCHANGE CODE:DESC           QUARTER: 4                         YEAR: 2003


                               MAIN RAW MATERIALS

                                   ANNEX 10                         CONSOLIDATED

------------------------------------------------------------------------------------------------------------------------------------
                                MAIN                                                    MAIN                     DOM.      COST
  DOMESTIC                    SUPPLIERS                     FOREIGN                   SUPPLIERS                  SUBST.  PRODUCTION
                                                                                                                             %
------------------------------------------------------------------------------------------------------------------------------------
LAMINATE                  HYLSA, S. A. DE C.V.              STEEL                       MC STEEL                   NO
STEEL                     INDUSTRIAS CH, S. A.              STEEL                       MITSUBISHI                 YES
ALUMINUM                  NACOBRE                           LAMINATE                    NISHO OWAI                 NO
COLOR PAINTS              P.P.G. INDUSTRIAS DE
                           MEXICO,S. A. DE C.V.             STEEL                       TOTH INDUSTRIES            NO
LAMINATE                  AHMSA                             AUTOMOTIVE PARTS            DANA CO.                   NO
COLOR PAINTS              DUPONT DE MEXICO                  FORGE                       GSB FORJA                  NO
RODAMIENTOS               KOYO DE MEXICO                    LAMINATE                    DAEWOO CORP.               NO
RODAMIENTOS               TIMKEM                            ALUMINUM                    REYNOLDS METAL             YES
LAMINATE                  GENERAL MOTORS                    RODAMIENTOS                 THE TIMKEN CO.             NO
                                                            FORGE                       THYSSEN PRECISION FORGE    NO
STYRENE                   PEMEX                             STYRENE                     STERLING, MITSUI
BUTADIEN                  PEMEX                             BUTADIENE                   SHELL, POLIMERI EUROPA ,
                                                                                         BP CHEMICAL,
                                                                                        EQUISTAR, SABIC, REPSOL
                                                                                          QUIMICA
                                                            ACRYLONITRILE               BP PETROCHEMICALS
METHANOL                  PEMEX                             METHANOL                    CELANESE, PETROCEL
SULPHUR                   PEMEX
CARBON BLACK
 FEEDSTOCK                PEMEX
NATURAL GAS               PEMEX
PHOSPHORIC ACID
 COMMERCIAL               RHODIA MEXICANA
PHOSPHORIC ACID
 (TECHNICAL)              RHODIA MEXICANA
                                                            ACETONE CYANOHIDRIN         BP PETROCHEMICALS
FRESH JALAPENO PEPPERS    OWN PRODUCTION &
                           FRESH MARKET (VARIOUS)           SEED JALAPENO               SEMINIS
FRESH JALAPENO PEPPERS    VICTOR MERCADO AVILA
JALAPENO SEED             SEMILLAS RIO FUERTE               JALAPENO SEED               SEMINIS
FRESH TOMATO              OWN PRODUCTION &
                           FRESH MARKET (VARIOUS)
TETRABRIK CONTAINER       TETRA PACK, S.A DE C.V.
METALLIC CAN              ENVASES DE SINALOA, S.A.
METALLIC CAN              ZAPATA ENVASES
CORN OIL                  ARANCIA CORN PRODUCTS
SHIPPING CARTON           CELULOSA Y CORRUGADOS
SHIPPING CARTON           EMPAQUES TITAN
                                                            TOMATO PASTE                MORNING STAR                   YES
                                                            VEGETABLES                  PS INTERNATIONAL
                                                            DRINK MIX                   CORPORA TREMONTES
DIESEL                    PEMEX
                                                            FRESH JALAPENO PEPPERS      RIO FARMS
                                                            FRESH JALAPENO PEPPERS      EDMUND OGAS FARMS
                                                            FRESH JALAPENO PEPPERS      KNORR FARMS
                                                            PACKAGING MATERIAL -
                                                             GLASS                      OWENS BROCKWAY
                                                            PACKAGING MATERIAL -
                                                             PLASTIC BOT                PECHINEY PLASTIC COMPANY
HOG GENETIC               PIC
                                                                       GRAIN            CARGILL                    YES
------------------------------------------------------------------------------------------------------------------------------------


                         SALES DISTRIBUTION BY PRODUCT
                                 DOMESTIC SALES


------------------------------------------------------------------------------------------------------------------------------------
             MAIN PRODUCTS                 TOTAL PRODUCTION                               SALES
                                        --------------------------------------------------------------------------------------------
                                                VOLUME                AMOUNT              VOLUME                AMOUNT
------------------------------------------------------------------------------------------------------------------------------------
AUTOPARTS SECTOR                                                                                               2,549,747
CHEMICAL SECTOR                                                                                                4,758,068
FOOD SECTOR                                                                                                    2,734,992
REAL ESTATE SECTOR                                                                                             1,970,373
COMPANIES OF OTHER SERVICES                                                                                      201,775

TOTAL

------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                         12,214,955
------------------------------------------------------------------------------------------------------------------------------------

                             ** TABLE CONTINUED **


--------------------------------------------------------------------------------
             MAIN PRODUCTS     MARKET SHARES (%)                 MAIN
                                                   -----------------------------

                                                      TRADEMARKS      CUSTOMERS

--------------------------------------------------------------------------------
AUTOPARTS SECTOR
CHEMICAL SECTOR
FOOD SECTOR
REAL ESTATE SECTOR
COMPANIES OF OTHER SERVICES

TOTAL
--------------------------------------------------------------------------------
TOTAL
--------------------------------------------------------------------------------


                              ** TABLE COMPLETE **


                          SALES DISTRIBUTION BY PRODUCT
                                  FOREIGN SALES


-----------------------------------------------------------------------------------------------------------------------------------
             MAIN PRODUCTS        TOTAL PRODUCTION                               SALES
                               ----------------------------------------------------------------------------------------------------

                                       VOLUME                AMOUNT              VOLUME                AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------
AUTOPARTS SECTOR                                                                                         5,275,595
CHEMICAL SECTOR                                                                                          3,052,177
FOOD SECTOR                                                                                              1,144,469



TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                    9,472,241
-----------------------------------------------------------------------------------------------------------------------------------

                             ** TABLE CONTINUED **

-------------------------------------------------------------------------------------
  MAIN PRODUCTS           MARKET SHARES (%)                     MAIN
                                                 ------------------------------------

                                                       TRADEMARKS       CUSTOMERS
-------------------------------------------------------------------------------------
AUTOPARTS SECTOR
CHEMICAL SECTOR
FOOD SECTOR



TOTAL
-------------------------------------------------------------------------------------
TOTAL
-------------------------------------------------------------------------------------


                              ** TABLE COMPLETE **

STOCK EXCHANGE CODE:DESC             QUARTER: 4                      YEAR: 2003

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

             ----------------------------------------------------------------------------------------------------------------------
             SERIES          NOMINAL                                    NUMBER OF SHARES                          CAPITAL STOCK
                                                                                                             (THOUSANDS OF PESOS)
                                      VALID    ------------------------------------------------------------------------------------
                                      CUPON        PORTION      PORTION         MEXICAN        SUSCRIPTION     FIXED      VARIABLE
             ----------------------------------------------------------------------------------------------------------------------
             A              0.01300     20       587,479,900                    587,479,900                    7,637
             ----------------------------------------------------------------------------------------------------------------------
             B              0.01300     20                     506,257,866      506,257,866                                6,581
             ----------------------------------------------------------------------------------------------------------------------
             C              0.01300     20                     275,341,610                      275,341,610                3,580
             ----------------------------------------------------------------------------------------------------------------------
             Total                               587,479,900   781,599,476    1,093,737,766     275,341,610    7,637      10,161
             ----------------------------------------------------------------------------------------------------------------------

             TOTAL NUMBER OS SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE SHARES:
               1,369,079,376

             SHARES PROPORTION BY:
             CPO's:
             UNITS:
             ADRS's:
             GDRS's:
             ADS's:
             GDS's:
                                                 Repurchased own shares
                                                   Market value of the share
                 Series    Number of Shares     At repurchase       At Quarter
             -------------------------------------------------------------------

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             Desc, S.A. de C.V.
                                               (Registrant)



Date:    February 18, 2004                   By  /s/ Arturo D'Acosta Ruiz
------------------------------                   -------------------------------
                                                      (Signature)

                                                 Name: Arturo D'Acosta Ruiz
                                                 Title:Chief Financial Officer